As Filed with the Securities and Exchange Commission on April 3, 2006
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-1F
Tender Offer Statement Pursuant to Rule 14d-1(b)
Under the Securities Exchange Act of 1934
Regalito Copper Corp.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
PPC Canada Enterprises Corp.
(Bidders)
Common Shares, Without Par Value
(Title of Class of Securities)
75885H104
(CUSIP Number of Class of Securities (if applicable))

Cameron G. Belsher Farris, Vaughn, Wills & Murphy LLP 2500-700 West Georgia Street Vancouver, B.C. V7Y 1B3 (604) 684-9151	Corporation Service Company 1090 Vermont Avenue NW Washington D.C. 20005	Edwin S. Maynard, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)
April 3, 2006
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
U.S.$52,649,844	U.S.$5,633.63

*	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on (i) the offer price of U.S.$6.00 per common share of the subject company and (ii) 8,774,974 common shares which represents the maximum number of common shares which may be held by United States holders based on an aggregate of 21,937,442 common shares outstanding, as of March 15, 2006.
☐	Check box, if any part of the fee is offset as provided by Rule 0-11(a)(2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or Schedule and the date of its filing.

Amount Previously Paid:	Registration No.:

Filing Party:

Form:	Date Filed:

2

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Document 1 Offer to Purchase and Circular (including all annexes, appendices and schedules thereto) dated April 3, 2006

Document 2 Letter of Acceptance and Transmittal

Document 3 Notice of Guaranteed Delivery
Item 2. Informational Legends
See the cover page of the Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your dealer, broker, bank manager, lawyer or other professional advisor.
April 3, 2006
OFFER TO PURCHASE FOR CASH
all of the outstanding Common Shares of
REGALITO COPPER CORP.
at a price of
US$6.00 per Common Share
by
PPC CANADA ENTERPRISES CORP.,
a wholly-owned subsidiary of
PAN PACIFIC COPPER CO., LTD.
This offer (the “Offer”) by PPC Canada Enterprises Corp. (the “Offeror”), a wholly-owned subsidiary of Pan Pacific Copper Co., Ltd. (“PPC”), to purchase for cash all of the issued and outstanding common shares (the “Regalito Shares”, including Regalito Shares that may be issued upon the exercise of outstanding options) of Regalito Copper Corp. (“Regalito”) at a price of US$6.00 per Regalito Share will be open for acceptance until 4:30 p.m., Vancouver time, on May 9, 2006 (the “Expiry Time”), unless extended or withdrawn by the Offeror. The Offer for the Regalito Shares is made only for the Regalito Shares and is not made for any outstanding options to acquire Regalito Shares. Any holder of outstanding options who wishes to accept the Offer should exercise such options and deposit the Regalito Shares received pursuant thereto in accordance with the Offer.
The Regalito Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the American Stock Exchange (the “AMEX”). On March 13, 2006, the last trading day prior to the public announcement of the Offeror’s intention to commence the Offer, the closing price on the TSX of the Regalito Shares was C$5.94 and the closing price on the AMEX of the Regalito Shares was US$5.13. The price offered herein represents a premium of approximately 12.4% to the weighted average closing price of the Regalito Shares over the thirty trading days on the TSX (C$6.20) prior to such announcement, and approximately 10.5% to the weighted average closing price of the Regalito Shares over the thirty trading days on the AMEX (US$5.43) prior to such announcement.
THE BOARD OF DIRECTORS OF REGALITO UNANIMOUSLY RECOMMENDS THAT REGALITO
SHAREHOLDERS ACCEPT THE OFFER AND DEPOSIT THEIR REGALITO SHARES UNDER THE OFFER. SEE
THE ACCOMPANYING DIRECTORS’ CIRCULAR OF REGALITO
Shareholders of Regalito (the “Regalito Shareholders”) who wish to accept the Offer must, on or before the Expiry Time, properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on GREEN PAPER), or a manually signed facsimile thereof, and deposit it, together with certificates representing their Regalito Shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, such Regalito Shareholders may follow the procedures for guaranteed delivery described in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on BLUE PAPER), or a manually signed facsimile thereof.
Persons whose Regalito Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that broker, dealer, bank, trust company or nominee to determine what they need to do to accept the Offer.
The Offer is subject to certain conditions, including, without limitation, there being validly deposited and not withdrawn at the Expiry Time such number of Regalito Shares under the Offer which represents at least 66 2/3% of the Regalito Shares then outstanding (calculated on a fully-diluted basis) excluding Regalito Shares held by the Offeror and its affiliates. The Offeror has the right to withdraw the Offer and shall not be required to take up, purchase and pay for any Regalito Shares deposited under the Offer unless all of the conditions to the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.
(continued on next page)

ii

(continued from cover)
Questions and requests for assistance on how to accept the Offer may be directed to Pacific Corporate Trust Company (“PCTC”), as depositary for the Offer, or UBS Securities Canada Inc. (“UBS Securities”), as exclusive soliciting dealer for the Offer. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from PCTC or UBS Securities at their respective offices shown on the last page of the accompanying Offer to Purchase and Circular (together, the “Offer to Purchase and Circular”).
No Person has been authorized to give any information or make any representation on behalf of the Offeror other than the information contained in the Offer to Purchase and Circular and the Letter of Acceptance and Transmittal, and if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.
The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in the Offer to Purchase and Circular. Any representation to the contrary is unlawful.
The Offer to Purchase and Circular do not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Regalito Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Regalito Shareholders in any such jurisdiction.
Except as otherwise indicated, the information concerning Regalito contained in the Offer to Purchase and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor its directors or officers assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents and records, or for any failure of Regalito to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
This transaction has not been approved or disapproved by any United States securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer to Purchase and Circular. Any representation to the contrary is unlawful.
The Offer is made for the securities of a foreign issuer and while the Offer is subject to applicable disclosure requirements in Canada, Regalito Shareholders should be aware that such requirements are different from those in the United States.
The enforcement by Regalito Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is located outside the United States, that all of its officers and directors are non-residents of the United States, all experts named in the Circular are non-residents of the United States and that all of the assets of the Offeror and said persons may be located outside the United States. The enforcement by Regalito Shareholders of civil liabilities under United States securities laws may also be affected adversely by the fact that all of Regalito’s officers and directors are non-residents of the United States and all of Regalito’s assets and said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.
Regalito Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Regalito Shares, or of related securities of Regalito, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations as described in Section 12 of the Offer to Purchase, ‘‘Market Purchases’’.
This document does not address any United States federal income tax consequences of the Offer to Regalito Shareholders in the United States. Regalito Shareholders in the United States should be aware that disposition of Regalito Shares may have tax consequences both in the United States and in Canada, which may not be described, or fully described herein. Accordingly, Regalito Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

SUMMARY
     The following are some of the questions that you, as a Regalito Shareholder, may have about our Offer and our answers to those questions. This summary provides important and material information about our Offer that is described in more detail elsewhere in the Offer to Purchase and Circular, but this summary may not include all of the information about our Offer that is important to you. Additional important information about our Offer is contained in the remainder of the Offer to Purchase and Circular and the Letter of Acceptance and Transmittal. Therefore, we urge you to carefully read the remainder of the Offer to Purchase and Circular and the Letter of Acceptance and Transmittal for our Offer because the information in this summary term sheet is not complete. We have included cross-references in this summary term sheet to other sections of the Offer to Purchase and Circular to direct you to the sections of the Offer to Purchase and Circular in which a more complete description of the topics covered in this summary term sheet appear. As used in these questions and answers, “we” or “us” or “our” refers to the Offeror, the company making the Offer for the Regalito Shares.
WHO IS OFFERING TO BUY MY REGALITO SHARES?
     We are a wholly-owned subsidiary of PPC, an international mining company that is engaged in a wide range of copper businesses including the procurement of copper concentrate, the development of new sources of raw materials, the production of copper through tolling arrangements, and the marketing of copper and copper by-products. PPC was formed in 2000 and is governed by the laws of Japan. We were formed specifically to facilitate the Offer for, and the purchase of, the Regalito Shares and are governed by the laws of British Columbia. See Section 1 of the Circular, “Offeror”.
WHAT ARE THE CLASSES AND AMOUNTS OF SHARES SOUGHT IN YOUR OFFER?
     We are seeking to purchase all of the issued and outstanding Regalito Shares, including Regalito Shares that may be issued on the exercise of outstanding options. See Section 1 of the Offer to Purchase, “The Offer”.
WHAT IS THE PURPOSE OF YOUR OFFER?
     The purpose of our Offer is to enable us to acquire all of the Regalito Shares. See Section 4 of the Circular, “Purpose of the Offer and Plans for Regalito”.
HAS THE BOARD OF DIRECTORS OF REGALITO RECOMMENDED THAT REGALITO SHAREHOLDERS ACCEPT THE OFFER?
     Yes. The Regalito Board unanimously recommends that Regalito Shareholders accept the Offer and deposit their Regalito Shares under the Offer. See the accompanying Directors’ Circular of Regalito.
HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I DEPOSIT TO YOUR OFFER?
     We are offering to pay US$6.00 per Regalito Share, in cash, without interest.
     All amounts payable by us for your Regalito Shares will be in United States currency. Based on the March 31, 2006, noon spot rate of exchange of the Bank of Canada, the Offer price of US$6.00 per Regalito Share translates into approximately C$7.00 per Regalito Share.
     You will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Acceptance and Transmittal, stock transfer taxes with respect to the purchase of your Regalito Shares by us pursuant to our Offer if you accept our Offer by depositing your Regalito Shares along with a duly completed Letter of Acceptance and Transmittal directly with PCTC, the depositary for our Offer, or if you utilize the services of UBS Securities, the soliciting dealer, to accept the Offer. See Section 3 of the Offer to Purchase, “Manner of Acceptance”.
HOW LONG DO I HAVE TO DECIDE WHETHER TO DEPOSIT MY REGALITO SHARES TO YOUR OFFER?
     You will have until 4:30 p.m., Vancouver time, on May 9, 2006, to deposit your Regalito Shares to our Offer, unless our Offer is extended or earlier withdrawn. That time and date, as may be extended, is referred to in the Offer to Purchase and Circular as the “Expiry Time”. If you cannot deliver everything that is required in order to make a valid deposit of your Regalito Shares by the Expiry Time, you may be able to use a guaranteed delivery procedure. See Section 3 of the Offer to Purchase, “Manner of Acceptance”.
UNDER WHAT CIRCUMSTANCES CAN YOU EXTEND YOUR OFFER?
     We are permitted to extend our Offer beyond its initial expiration date of May 9, 2006, if any of the conditions to our Offer have not been satisfied, provided that, the final Expiry Time of the Offer will not be later than June 17, 2006.
     Subject to applicable law, we expressly reserve the right to waive any of the conditions to our Offer prior to the Expiry Time. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.
HOW WILL I BE NOTIFIED IF YOUR OFFER IS EXTENDED?
     If we extend our Offer, we will provide written notice to PCTC, the depositary for our Offer, and we will cause PCTC as soon as practicable thereafter to communicate that notice to all Regalito Shareholders. We will also make a public announcement of the extension by issuing a press release as soon as practicable and no later than 9 a.m., Vancouver time, on the next business day after the scheduled Expiry Time and by providing a copy of the notice to the TSX and the AMEX. See Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”.
WHAT ARE THE MOST SIGNIFICANT CONDITIONS IN YOUR OFFER?
     We have the right to withdraw our Offer and shall not be required to take up, purchase and pay for any Regalito Shares deposited under the Offer unless all of the conditions to the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived by us at or prior to the Expiry Time. These conditions include, without limitation, there being validly deposited and not withdrawn, at the Expiry Time, such number of Regalito Shares which represents at least 66 2/3% of the Regalito Shares then outstanding on a fully-diluted basis, excluding Regalito Shares held by the Offeror and its affilliates. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.
HOW DO I DEPOSIT MY REGALITO SHARES IN YOUR OFFER?
     To deposit to our Offer all or a portion of your Regalito Shares:
•	If your Regalito Shares are registered in your name, you must deliver your Regalito share certificates, together with a properly completed and duly executed Letter of Acceptance and Transmittal, and any other documents required by the Letter of Acceptance and Transmittal, to PCTC by no later than the Expiry Time. The delivery address for PCTC is shown on the last page of the Offer to Purchase and Circular.

•	If your Regalito Shares are held in “street name,” through a broker, dealer, bank, trust company or other nominee, and you wish to deposit all or any portion of your Regalito Shares to our Offer, your Regalito Shares can only be deposited on your behalf by your broker or nominee to the depositary. Please contact them to obtain instructions as to how to accept the Offer.

•	If you are unable to deliver any required document or instrument to PCTC by the Expiry Time, you may obtain additional time to do so by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by PCTC within three TSX trading days after the Expiry Time of our Offer. You may use a Notice of Guaranteed Delivery enclosed with the Offer to Purchase and Circular for this purpose. For the deposit to be valid, however, PCTC must receive the missing items within that three trading-day period.
     See Section 3 of the Offer to Purchase, “Manner of Acceptance”.
CAN I WITHDRAW REGALITO SHARES THAT I PREVIOUSLY DEPOSITED TO YOUR OFFER? UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY DEPOSITED REGALITO SHARES?
     Yes. You can withdraw some or all of the Regalito Shares that you validly deposited to our Offer at any time prior to the Expiry Time. Once we accept your deposited Regalito Shares for payment upon the expiration of our Offer, you will no longer be able to withdraw them, except if they have not been paid for within three business days of such acceptance or in accordance with applicable law. See Section 6 of the Offer to Purchase, “Withdrawal of Deposited Regalito Shares”.

HOW DO I WITHDRAW PREVIOUSLY DEPOSITED REGALITO SHARES?
     To withdraw Regalito Shares that you have previously deposited to our Offer, you (or, if your Regalito Shares are held by a nominee or in “street name”, the broker, dealer, bank, trust company or other nominee that holds your Regalito Shares) must deliver or fax a written notice of withdrawal, or a facsimile of one, with the required information to PCTC at its office shown on the last page of the Offer to Purchase and Circular, while you still have the right to withdraw your Regalito Shares. See Section 6 of the Offer to Purchase, “Withdrawal of Deposited Regalito Shares”.
IF THE REGALITO SHARES ARE DEPOSITED AND TAKEN UP, WILL REGALITO CONTINUE AS A PUBLIC COMPANY?
     In all likelihood, no. Following the purchase of the Regalito Shares in our Offer, if over 90% of the Regalito Shares are purchased, we intend to exercise our right under applicable British Columbia laws to acquire the remaining Regalito Shares (referred to as a “Compulsory Acquisition”). If either: (i) less than 90% of the outstanding Regalito Shares are deposited and purchased in our Offer; or (ii) for some other reason we cannot complete a Compulsory Acquisition but the minimum deposit condition to our offer for the Regalito Shares is satisfied, then we intend to complete a subsequent acquisition transaction to acquire the remaining publicly held Regalito Shares referred to as a “Subsequent Acquisition Transaction”. See Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited”.
     Even if for some reason a Compulsory Acquisition or Subsequent Acquisition Transaction does not take place, if we purchase all of the deposited Regalito Shares, then there may be so few remaining shareholders and publicly held Regalito Shares that the Regalito Shares will no longer be eligible to be traded on the TSX and AMEX, there may not be a public trading market for the Regalito Shares, and Regalito may cease to make filings with the Canadian and United States securities regulatory authorities or otherwise no longer be required to comply with their rules relating to publicly held companies. See Section 15 of the Circular, “Effect of the Offer on the Market for Regalito Shares; Public Disclosure by Regalito”.
I HOLD OPTIONS TO ACQUIRE REGALITO SHARES. ARE SUCH SECURITIES BEING SOUGHT IN THE OFFER?
     Our Offer is made only for Regalito Shares. If you hold any options to acquire Regalito Shares and wish to accept the Offer for the Regalito Shares, you must, to the extent permitted by the terms of such options and applicable law, exercise the options in order to obtain Regalito Shares and then deposit those Regalito Shares in accordance with the Offer for the Regalito Shares. Holders of options to purchase Regalito Shares may also follow the procedures for cashless exercise to be provided for in amendments to Regalito’s Stock Option Plan. See Section 1 of the Offer to Purchase, “The Offer”.
DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT FOR ALL OF THE REGALITO SHARES THAT YOU ARE OFFERING TO PURCHASE?
     Yes. The Offeror currently intends to finance the Offer through internal funding provided by PPC or its affiliates. PPC and its affiliates have sufficient cash reserves and undrawn credit facilities to pay for all Regalito Shares under the Offer.

WHAT ARE THE MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF DEPOSITING SHARES IN YOUR OFFER?
     In general, if you are a resident of Canada, hold your Regalito Shares as capital property, deal at arm’s length with Regalito and us and are not affiliated with Regalito or us and sell your Regalito Shares under our Offer, then you will realize a capital gain (or loss) to the extent that the proceeds of disposition of your Regalito Shares, net of any reasonable costs of disposition, exceed (or are less than) your adjusted cost base. In general, if you are not a resident of Canada, deal at arm’s length with Regalito and us and are not affiliated with Regalito or us, hold your Regalito Shares as capital property and not in connection with carrying on a business in Canada and sell your Regalito Shares under our Offer, you will generally not be subject to Canadian federal income tax on any capital gain realized on a disposition of your Regalito Shares under our Offer. We encourage you to seek independent tax advice regarding the Canadian federal income tax consequences of depositing your Regalito Shares to our Offer. See Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations”.
     The Offer to Purchase and Circular do not address Canadian and United States income tax consequences of the Offer to Regalito Shareholders in the United States. We encourage Regalito Shareholders in the United States to consult their own tax advisors regarding any Canadian and United States federal income tax consequences of depositing your Regalito Shares to the Offer.
TO WHOM MAY I SPEAK IF I HAVE QUESTIONS ABOUT YOUR OFFER?
     Questions and requests for assistance may be directed to PCTC as the depositary for our Offer. Additional copies of the Offer to Purchase and Circular, the Letter of Acceptance and Transmittal, Notice of Guaranteed Delivery and other related offer documents may be obtained without charge on request from PCTC. See the back page of the Offer to Purchase and Circular for the contact particulars of PCTC.

GLOSSARY
In the Offer to Purchase and Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:
     “Acquisition Proposal” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito – The Support Agreement – No Solicitation, etc.”;
     “affiliate” has the meaning ascribed thereto in the BCA;
     “Agency” means any domestic or foreign government, court or tribunal or governmental department, agency or other regulatory authority or administrative agency or commission or any elected or appointed public official;
     “associate” has the meaning ascribed thereto in the Securities Act (British Columbia);
     “AMEX” means the American Stock Exchange;
     “Autorité” means the Autorité des marchés financiers (du Québec);
     “BCA” means the Business Corporations Act (British Columbia), as amended;
     “Break Fee” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito – The Support Agreement – Break Fee Payable By Regalito”;
     “Break Fee Event” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito – The Support Agreement – Break Fee Payable By Regalito”;
     “Business Day” means any day other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia or a day on which Canadian chartered banks in Vancouver, British Columbia are not generally open for business during normal business hours;
     “Circular” means the takeover bid circular accompanying the Offer to Purchase and forming part of the Offer;
     “Compulsory Acquisition” means a compulsory acquisition pursuant to the compulsory acquisition provisions of the BCA;
     “CRA” has the meaning ascribed thereto in Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations”;
     “Dissenting Offeree” has the meaning in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited—Compulsory Acquisition”;
     “Dissenting Offeree Election” has the meaning in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited—Compulsory Acquisition”;
     “Effective Date” means the first date on which the Offeror has first taken up and paid for Regalito Shares under the Offer;
     “Effective Time” means the time of appointment or election to the board of directors of Regalito and its subsidiary of the persons designated by the Offeror who represent at least a majority of the board of directors of Regalito and its subsidiary;
     “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);
     “Expiry Time” means 4:30 p.m., Vancouver time, on May 9, 2006, or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”;
     “fully-diluted basis” means, with respect to the number of outstanding Regalito Shares at any time, the number of such Regalito Shares that would be outstanding assuming all outstanding options to acquire Regalito Shares have been exercised;

     “going private transaction” has the meaning ascribed thereto in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited—Subsequent Acquisition Transactions”;
     “Letter of Acceptance and Transmittal” means the Letter of Acceptance and Transmittal printed on GREEN PAPER accompanying this Offer to Purchase and Circular;
     “Lock-Up Agreement” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito—Lock-Up Agreements”;
     “Material Adverse Change” means, (a) any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the validity or enforceability of the Support Agreement, or (b) with respect to a Person, any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, financial condition, assets or liabilities (contingent or otherwise) of such Person and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Chile, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such Person operates in general or the market for copper in general, (v) reasonably attributable to the announcement of the Support Agreement and the transactions contemplated thereby, (vi) in or relating to the trading price of the Regalito Shares, (vii) in or relating to generally accepted accounting principles or regulatory accounting requirements, or (vii) in or relating to any laws, bylaws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions, judgments or other requirements of any Agency of general application or any interpretation thereof by any Agency;
     “Material Adverse Effect” means, (a) any effect of a Material Adverse Change on the validity or enforceability of the Support Agreement or (b), with respect to a Person, any effect of a Material Adverse Change on such Person;
     “Minimum Tender Condition” means the condition set out in paragraph (a) of Section 4 of the Offer to Purchase, “Conditions of the Offer”;
     “Non-Resident Regalito Shareholder” has the meaning ascribed thereto in Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations—Regalito Shareholders Not Resident in Canada”;
     “Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery printed on BLUE PAPER accompanying this Offer to Purchase and Circular;
     “Offer” means the offer to purchase Regalito Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase and Circular and the Letter of Acceptance and Transmittal for the Regalito Shares;
     “Offer Period” means the period commencing on April 3, 2006, and ending at the Expiry Time;
     “Offeror” means PPC Canada Enterprises Corp., a wholly-owned subsidiary of PPC and a company governed by the laws of British Columbia;
     “Offeror’s Notice” has the meaning ascribed thereto in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited—Compulsory Acquisition”;
     “OSC” means the Ontario Securities Commission;
     “Other Regalito Property” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance—Power of Attorney”;
     “PCTC” means Pacific Corporate Trust Company, the depositary for the Offer;
     “PPC” means Pan Pacific Copper Co., Ltd., a company governed by the laws of Japan;
     “PPC Termination Fee Event” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito – The Support Agreement – Termination Fees Payable by Regalito”;
     “Person” includes any individual, corporation, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, joint venture, association, joint stock company, trust, trustee, executor, administrator or other legal representative or other entity;
     “Policy Q-27” means Policy Q-27 of the Autorité, as amended;

     “Publicly Disclosed by Regalito” means disclosed by Regalito in a public filing made by it on SEDAR or by way of a press release made through a nationally recognized news wire service prior to the date hereof, in each case;
     “Purchased Regalito Shares” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance—Power of Attorney”;
     “Redeemable Regalito Shares” has the meaning ascribed thereto in Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations—Regalito Shareholders Resident in Canada—Acquisition of Regalito Shares Not Deposited—Subsequent Acquisition Transaction”;
     “Regalito” means Regalito Copper Corp., a company governed by the laws of British Columbia;
     “Regalito Board” means the board of directors of Regalito;
     “Regalito Security Holders” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito—Lock-Up Agreements”;
     “Regalito Shareholder” means a holder of Regalito Shares;
     “Regalito Shares” means the common shares in the capital of Regalito;
     “Regalito Termination Fee Event” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito – The Support Agreement – Termination Fees Payable by the Offeror”;
     “Regalito’s Stock Option Plan” means Regalito’s stock option and stock bonus plan pursuant to which Regalito may: (i) grant options to purchase Regalito Shares; and (ii) issue Regalito Shares, to directors, officers, employees and consultants of Regalito;
     “Regulations” has the meaning ascribed thereto in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited—Subsequent Acquisition Transactions”;
     “Resident Regalito Shareholder” has the meaning ascribed thereto in Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations—Regalito Shareholders Resident in Canada”;
     “Response Period” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito —The Support Agreement—Change in Recommendation and Approval of Superior Proposal”;
     “Rule 61-501” means OSC Rule 61-501, as amended;
     “SEDAR” means the System for Electronic Document Analysis and Retrieval (www.sedar.com);
     “Special Regalito Shares” has the meaning ascribed thereto in Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations—Regalito Shareholders Resident in Canada—Acquisition of Regalito Shares Not Deposited—Subsequent Acquisition Transaction”;
     “Subsequent Acquisition Transaction” shall have the meaning ascribed thereto in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited—Compulsory Acquisition—Subsequent Acquisition Transactions”;
     “subsidiary” means, with respect to a specified body corporate, a body corporate that is a subsidiary of such specified body corporate within the meaning of the BCA;
     “Superior Proposal” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito – The Support Agreement – No Solicitation, etc.”;
     “Support Agreement” means the support agreement made as of March 14, 2006, among Regalito, PPC and the Offeror, a summary of which is contained in Section 5 of the Circular, “Arrangement with Regalito”;
     “Tax Act” means the Income Tax Act (Canada), as amended;
     “Termination Fee” has the meaning ascribed thereto in Section 5 of the Circular, “Arrangement with Regalito—The Support Agreement—Termination Fees Payable by PPC or the Offeror”;
     “TSX” means the Toronto Stock Exchange; and
     “UBS Securities” means UBS Securities Canada Inc., the exclusive soliciting dealer engaged by the Offeror to solicit acceptances of the Offer.

FORWARD-LOOKING STATEMENTS
     Certain statements contained in the accompanying Offer to Purchase and Circular are “forward-looking statements” and are prospective. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.
CURRENCY
     In the Offer to Purchase and Circular all references to “C$” are to Canadian dollars and all references to “US$” are to United States dollars. On March 13, 2006, the last trading day before the announcement of the Offer, the noon spot rate of exchange as reported by the Bank of Canada was C$1.00 = US$0.8607. On March 31, 2006, the noon spot rate of exchange as reported by the Bank of Canada was C$1.00 = US$0.8568.

OFFER TO PURCHASE
The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer to Purchase.
April 3, 2006
TO: THE REGALITO SHAREHOLDERS
1. The Offer
     The Offeror hereby offers to purchase, upon the terms and subject to the conditions specified in this Offer to Purchase and Circular, all of the issued and outstanding Regalito Shares, including any Regalito Shares which may be issued and become outstanding after the date of the Offer and prior to the Expiry Time upon the exercise of outstanding options to acquire Regalito Shares, at a price of US$6.00 for each Regalito Share, in cash, without interest. All amounts payable by the Offeror with respect to the purchase of Regalito Shares will be paid in United States currency. Based on the March 31, 2006, noon spot rate of exchange of the Bank of Canada, the Offer price of US$6.00 per Regalito Share translates into approximately C$7.00 per Regalito Share.
     The Offer for the Regalito Shares is made only for the Regalito Shares and is not made for any options to acquire Regalito Shares. Any holder of such options who wishes to accept the Offer for the Regalito Shares must, to the extent permitted by the terms of such options and applicable law, exercise the options in order to obtain certificates representing Regalito Shares and then deposit those Regalito Shares in accordance with the Offer for the Regalito Shares. Holders of options to purchase Regalito Shares may follow the procedures for cashless exercise to be provided for in amendments to Regalito’s Stock Option Plan. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that Regalito Shares will be available for deposit by no later than the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.
     The accompanying Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.
2. Time for Acceptance
     The Offer is open for acceptance until the Expiry Time, being 4:30 p.m., Vancouver time, on May 9, 2006, unless the Offer is withdrawn or extended by the Offeror. The Expiry Time may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”.
3. Manner of Acceptance
Letter of Acceptance and Transmittal
     In order for a Regalito Shareholder holding Regalito Shares to accept the Offer and to validly deposit such Regalito Shares to the Offer:
(a)	a Letter of Acceptance and Transmittal (printed on GREEN PAPER) in the form accompanying the Offer to Purchase and Circular, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal, together with the certificate or certificates representing the Regalito Shares in respect of which the Offer is being accepted, and any other documents required by the instructions set out in the Letter of Acceptance and Transmittal (including for Regalito Shareholders with a registered address in the United States, a properly completed Substitute Form W-9 included in the Letter of Acceptance and Transmittal), must be received by PCTC at their office shown on the last page of the Offer to Purchase and Circular by no later than the Expiry Time; or

(b)	the depositing Regalito Shareholder must comply with the guaranteed delivery procedures described below.
     The Offer will be deemed to be accepted only if PCTC has actually received these documents by no later than the Expiry Time. Except as otherwise provided in the instructions set out in the Letter of Acceptance and Transmittal, or as may be permitted by the Offeror, the signature on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to PCTC (except that no guarantee is required for the signature of a depositing Regalito Shareholder which is an Eligible Institution). If a Letter of Acceptance and Transmittal is executed by a Person other than the registered Regalito Shareholder whose shares are represented by the certificate(s) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.
Procedure for Guaranteed Delivery
     If a Regalito Shareholder holding Regalito Shares wishes to deposit such Regalito Shares pursuant to the Offer and certificate(s), representing such Regalito Shares are not immediately available or the holder cannot deliver all other required documents to PCTC by no later than the Expiry Time, those Regalito Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:
(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (printed on BLUE PAPER) in the form accompanying the Offer to Purchase and Circular, or a manually signed facsimile thereof, properly completed and duly executed, is received by PCTC at their office shown on the last page of the Offer to Purchase and Circular by no later than the Expiry Time; and

(c)	the certificate(s) representing the deposited Regalito Shares in proper form for transfer together with a Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, properly completed and duly executed and all other documents required by the Letter of Acceptance and Transmittal, are received by PCTC at their office shown on the last page of the Offer to Purchase and Circular by no later than 4:30 p.m., Vancouver time, on the third trading day on the TSX after the Expiry Time.
     A Notice of Guaranteed Delivery may be delivered by hand or mail to PCTC at their office shown on the last page of the Offer to Purchase and Circular, and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery.
General
     In all cases, payment for Regalito Shares deposited and taken up by the Offeror will be made only after timely receipt by PCTC of the Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, covering those Regalito Shares with any required signatures guaranteed, all in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and enclosing any other required documents.
     The method of delivery of certificates representing Regalito Shares, the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing the same. The Offeror recommends that all such documents be delivered by hand to PCTC at their office shown on the last page of the Offer to Purchase and Circular, and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.
     Regalito Shareholders whose Regalito Shares are registered in “street name” (i.e. in the name of a nominee) should contact their broker, dealer, bank, trust company or other nominee if they wish to accept the Offer.
     All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Regalito Shares deposited pursuant to the Offer will be determined by the Offeror in its sole judgement. Depositing Regalito Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Regalito Shares. There shall be no duty or obligation on the Offeror, PCTC, UBS Securities or any other Person to give notice of any defects or irregularities in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer to Purchase and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding.
     Depositing Regalito Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Acceptance and Transmittal, stock transfer taxes with respect to the purchase of Regalito Shares by the Offeror pursuant to the Offer, if they accept the Offer by depositing their Regalito Shares along with a duly completed Letter of Acceptance and Transmittal directly with PCTC or if they utilize the services of UBS Securities to accept the Offer.
     If a depositing Regalito Shareholder owns Regalito Shares through a broker or other nominee and such broker or nominee deposits Regalito Shares on the Regalito Shareholder’s behalf, the broker or nominee may charge a fee for performing this service.
Power of Attorney
     The execution of a Letter of Acceptance and Transmittal irrevocably appoints each officer of PCTC and each officer of the Offeror and any other Person designated by the Offeror in writing as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the Regalito Shareholder covered by the Letter of Acceptance and Transmittal with respect to Regalito Shares registered in the name of the holder on the books of Regalito and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Regalito Shares”), and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests (collectively, “Other Regalito Property”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Regalito Shares on or after the date of the Offer, except as otherwise indicated in Section 10 of the Offer to Purchase, “Changes in Capitalization; Dividends and Distributions; Liens”.
     The power of attorney granted irrevocably upon execution of a Letter of Acceptance and Transmittal shall be effective on the Effective Date, with full power of substitution and resubstitution in the name of and on behalf of such holder of Purchased Regalito Shares (such power of attorney, coupled with an interest, being irrevocable) to: (i) in respect of Purchased Regalito Shares traded, register or record the transfer of Purchased Regalito Shares and Other Regalito Property on the registers of Regalito; (ii) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Regalito Shares and Other Regalito Property, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Regalito Shares and Other Regalito Property for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Regalito; (iii) execute and negotiate any cheques or other instruments representing any Other Regalito Property payable to the holder of such Purchased Regalito Shares and Other Regalito Property; and (iv) exercise any rights of a holder of Purchased Regalito Shares and Other Regalito Property with respect to such Purchased Regalito Shares and Other Regalito Property, all as set forth in the Letter of Acceptance and Transmittal.
     A Regalito Shareholder who executes a Letter of Acceptance and Transmittal also agrees, effective on and after the Effective Date, not to vote any of the Purchased Regalito Shares or Other Regalito Property at any meeting (whether annual, special or otherwise, or any adjournment thereof) of Regalito Shareholders or holders of Other Regalito Property, and not to exercise any or all of the other rights or privileges attached to the Purchased Regalito Shares or Other Regalito Property, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Regalito Shares or Other Regalito Property, and to designate in such instruments of proxy the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Regalito Shares and any Other Regalito Property. Upon such appointment, all prior proxies given by the holder with respect to such Purchased Regalito Shares or Other Regalito Property shall be revoked and no subsequent proxies may be given by such Person with respect thereto.
Further Assurances
     A Regalito Shareholder accepting an Offer agrees under the terms of the Letter of Acceptance and Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Regalito Shares or Other

Regalito Property effectively to the Offeror, and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder, and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.
Depositing Regalito Shareholders’ Representations
     The acceptance of an Offer pursuant to the procedures set forth above constitutes an agreement between a depositing Regalito Shareholder and the Offeror in accordance with the terms and conditions of the Offer. This agreement includes a representation by the depositing Regalito Shareholder that: (i) the Person signing the Letter of Acceptance and Transmittal has full power and authority to deposit, sell, assign and transfer the deposited Regalito Shares and any Other Regalito Property being deposited; (ii) the Person signing the Letter of Acceptance and Transmittal or the Person on whose behalf the deposited Regalito Shares and any Other Regalito Property are being deposited owns the deposited Regalito Shares that are being deposited and any Other Regalito Property; (iii) the deposited Regalito Shares and any Other Regalito Property have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the deposited Regalito Shares or any Other Regalito Property, to any other Person; (iv) the deposit of the deposited Regalito Shares and any Other Regalito Property complies with applicable laws; and (v) when the deposited Regalito Shares and any Other Regalito Property are taken up and paid for by the Offeror, the Offeror will acquire good title thereof free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.
4. Conditions of the Offer
Conditions of the Offer
     Notwithstanding any other provision of the Offer, the Offeror shall have the right to withdraw the Offer and not take up and pay for any Regalito Shares deposited under the Offer, if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:
(a)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Regalito Shares that constitute not less than 66 2/3% of the outstanding Regalito Shares on a fully-diluted basis, excluding the Regalito Shares held by the Offeror and its affiliates (the “Minimum Tender Condition”);

(b)	all governmental and regulatory approvals, order, rulings, exemptions and consents (including, without limitation, those of any stock exchange or securities or other regulatory authorities) the failure of which to obtain: (i) would have a Material Adverse Effect on the Offeror or Regalito, as the case may be, shall have been obtained on terms and conditions that would not have a Material Adverse Effect on the Offeror or Regalito; and (ii) would prevent the Offeror from proceeding with the Offer or would impose material limitations or conditions on the purchase by or the sale to the Offeror of the Regalito Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Regalito shares or the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, shall have been obtained on terms and conditions that would not prevent the Offeror from proceeding with the Offer or that would not impose material limitations or conditions on the purchase by or the sale to the Offeror of the Regalito Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Regalito Shares or the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(c)	no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority, stock exchange or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States of America or elsewhere, whether or not having the force of law and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:
(i)	which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the

Regalito Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Regalito Shares; or
(ii)	which, if the Offer were consummated, would have a Material Adverse Effect on Regalito or the Offeror or impose material limitations or conditions on the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction;
(d)	there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Regalito Shares deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(e)	since the announcement of the Offer, Regalito and its subsidiary shall not have taken or proposed to take any action that has not been publicly disclosed prior to announcement of the Offer, or publicly disclosed that they intend to take any action prior to the announcement of the Offer, and the Offeror shall not have otherwise learned of any previous action taken by Regalito or its subsidiary which had not been publicly disclosed prior to the announcement of the Offer, that would have a Material Adverse Effect on Regalito or that would prevent the Offeror from proceeding with the Offer or that would impose material limitations or conditions on the purchase by or the sale to the Offeror of the Regalito Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Regalito Shares or the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(f)	there shall not have occurred any Material Adverse Effect on Regalito;

(g)	all options to purchase Regalito Shares shall have been either exercised or otherwise terminated in accordance with the terms of Regalito’s Stock Option Plan or the Support Agreement;

(h)	(i) representations and warranties of Regalito in the Support Agreement qualified by references to materiality or to Material Adverse Effect shall be true and correct; and (ii) all representations and warranties not qualified by materiality or to Material Adverse Effect shall be true and correct in all material respects, and in either case, as if made on and as of the date of the Effective Time (except for representations and warranties that speak as of a specific date which shall speak of that date only), and the Offeror shall have received a certificate of the chief executive officer and chief financial officer of Regalito (in each case without personal liability) addressed to the Offeror and dated as of the date of the Effective Time confirming the same;

(i)	Regalito shall have complied in all material respects with all covenants in the Support Agreement that are to be complied with at or before the date of the Effective Time, and the Offeror shall have received a certificate of the chief executive officer and chief financial officer of Regalito (in each case without personal liability) addressed to the Offeror and dated as of the date of the Effective Time confirming the same;

(j)	the Offeror shall have received a legal opinion as to the current lawful status of Regalito’s subsidiary’s title, according to the laws of Chile, to: (i) the mineral claims comprising the Regalito copper property in Chile (the “Regalito Property”); (ii) the mineral claims comprising the Nemesis copper property in Chile; (iii) the surface rights substantially covering the Regalito Property; (iv) the water rights of 439.5 lts./sec. in aggregate, along with other water rights Regalito owns in connection with the Regalito Property; and (v) such other ancillary property rights such as easements or rights of way as Regalito owns in connection with the Regalito Property, in form and substance satisfactory to the Offeror, acting reasonably; and

(k)	the Support Agreement shall not have been terminated by the Offeror or Regalito in accordance with its terms.
     The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition. Except as described in Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”, the Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Effective Date, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.
General
     Any waiver of a condition in respect of the Offer or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to PCTC. After giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause PCTC, if required by law, as soon as practicable thereafter to notify the Regalito Shareholders in the manner set forth in Section 11 of the Offer to Purchase, “Notices and Delivery”, and provide a copy of the aforementioned public announcement to the TSX and AMEX. If the Offer is validly withdrawn:
(a)	the Offeror shall not be obligated to take up or pay for any Regalito Shares deposited under the Offer; and

(b)	PCTC will promptly return all certificates representing such Regalito Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited at the Offeror’s expense.
     See Section 8 of the Offer to Purchase, “Return of Deposited Regalito Shares”.
5. Extension and Variation of the Offer
     The Offer is open for acceptance until the Expiry Time unless the Offer is withdrawn by the Offeror.
     Subject as hereinafter described, the Offeror expressly reserves the right, in its sole judgement, at any time and from time to time during the Offer Period or at any other time if permitted by applicable law, to extend the Offer Period for an Offer or to vary the Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to PCTC, and by causing PCTC as soon as practicable thereafter to communicate such notice to all Regalito Shareholders that have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer to Purchase, “Notices and Delivery”. The Offeror will, as soon as practicable after giving notice of an extension or variation to PCTC, make a public announcement of the extension or variation, and will provide a copy of the notice to the TSX and AMEX. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to PCTC. Notwithstanding the foregoing, but subject to applicable law: (a) if all of the conditions to the Offer have not been satisfied or waived, the Offeror may, in its sole discretion, extend the Offer provided that the final Expiry Time of the Offer will not be later than June 17, 2006; and (b) the Offeror may not extend the Offer if all of the conditions of the Offer, except those waived by the Offeror, have been complied with, unless the Offeror first takes up all Regalito Shares validly deposited under the Offer and not properly withdrawn.
     Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition of the Offer), the Offer Period for the Offer will not expire before ten days after the notice of such variation has been given to the applicable Regalito Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or applicable securities regulatory authorities. Notwithstanding the foregoing, the Offeror will not, without the prior written consent of Regalito: (i) reduce the consideration per Regalito Share; (ii) change the form of consideration payable under the Offer (other than to add additional consideration); (iii) add to, amend or change any of the Offer terms or conditions in a manner adverse to the Regalito Shareholders; (iv) modify or waive the Minimum Tender Condition; or (v) decrease the number of Regalito Shares sought under the Offer.
     If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a holder of Regalito Shares to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to PCTC and will cause PCTC to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer to Purchase, “Notices and Delivery”, to all Regalito Shareholders whose Regalito Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will as soon as practicable after giving notice of a change in information to PCTC make a public announcement of the change in information and provide a copy of the public announcement to the TSX and AMEX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to PCTC.
     During any such extension or in the event of any such variation or change in information, all Regalito Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms of the Offer, subject to Section 6 of the Offer to Purchase, “Withdrawal of Deposited Regalito Shares”. An extension of the Offer Period for the Offer, a variation of the Offer or a change to information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”. If the consideration being offered for the Regalito Shares under the Offer is increased, the increased consideration will be paid to all depositing Regalito Shareholders whose Regalito Shares are taken up under the Offer, whether or not such Regalito Shares were taken up before the increase.
6. Withdrawal of Deposited Regalito Shares
     Except as otherwise stated in this Section 6 and subject to applicable law, all deposits of Regalito Shares pursuant to the Offer are irrevocable. Any Regalito Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing holder of Regalito Shares:
(a)	at any time prior to the Expiry Time;

(b)	if the Regalito Shares have not been paid for by the Offeror, within three Business Days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:
(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Regalito Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Regalito Shares where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Regalito Shares have not been taken up by the Offeror at the date of the notice.
     Withdrawals of Regalito Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing holder of Regalito Shares by whom or on whose behalf such Regalito Shares were deposited, and such notice must be actually received by PCTC at the place of deposit within the time limits indicated above. A notice of withdrawal must: (i) be made by a method, including facsimile transmission, that provides PCTC with a written or printed copy; (ii) be signed by the Person who signed the Letter of Acceptance and Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Regalito Shares which are to be withdrawn; and (iii) specify such Person’s name, the number of Regalito Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Regalito Shares to be withdrawn. The withdrawal will take effect upon receipt by PCTC of the properly completed notice of withdrawal. The signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of

Acceptance and Transmittal (as described in the instructions set out in such letter), except in the case of Regalito Shares deposited for the account of an Eligible Institution.
     Withdrawals may not be rescinded and any Regalito Shares withdrawn will thereafter be deemed not to be validly deposited for purposes of the Offer. However, withdrawn Regalito Shares may be redeposited no later than the Expiry Time by again following one of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”. Once the Offeror accepts the deposited Regalito Shares for payment upon the expiration of the Offer (including the expiration of any extension thereof), Regalito Shareholders will no longer be able to withdraw them, except in accordance with applicable law.
     If the Offeror extends the Offer, is delayed in taking up or paying for Regalito Shares or is unable to take up or pay for Regalito Shares for any reason, then, without prejudice to the Offeror’s other rights, Regalito Shares deposited under the Offer may be retained by PCTC on behalf of the Offeror and such Regalito Shares may not be withdrawn except to the extent that depositing Regalito Shareholders are entitled to withdrawal rights as set forth in this Section 6 or pursuant to applicable law.
     In addition to the foregoing rights of withdrawal, Regalito Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 19 of the Circular, “Offerees’ Statutory Rights”.
     All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Offeror, PCTC, UBS Securities or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.
7. Take Up of and Payment for Deposited Regalito Shares
     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will take up Regalito Shares validly deposited under the Offer and not withdrawn not later than ten days from the Expiry Time. The Offeror will be obligated to pay for the Regalito Shares so taken up as soon as possible, but in any event not later than the earlier of: (a) the tenth day after the Expiry Time; and (b) three Business Days after taking up such Regalito Shares. Any Regalito Shares deposited to the Offer after the first date on which Shares have been taken up and paid for by the Offeror will be taken up and paid for within ten days of such deposit.
     For purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Regalito Shares validly deposited under the Offer and not withdrawn as, if and when the Offeror gives written notice or other communication confirmed in writing to PCTC to that effect.
     Subject to applicable law, the Offeror expressly reserves the right, in its sole discretion, to delay or otherwise refrain from taking up and paying for any Regalito Shares or to terminate the Offer and not take up or pay for any Regalito Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, in respect of the Offer is not satisfied or waived by the Offeror, by giving written notice thereof, or other communication confirmed in writing, to PCTC. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for any Regalito Shares deposited under the Offer in order to comply, in whole or in part, with any applicable governmental regulatory approvals or clearances. See Section 4 of the Offer to Purchase, “Conditions of the Offer”. If, for any reason whatsoever, the take up of any Regalito Shares deposited pursuant to the Offer is delayed, or the Offeror is unable to take up Regalito Shares deposited pursuant to the Offer, then, without prejudice to the Offeror’s other rights under the Offer, PCTC may, nevertheless, on behalf of the Offeror, retain the deposited Regalito Shares, except to the extent that the depositing Regalito Shareholders exercise withdrawal rights as described in Section 6 of the Offer to Purchase, “Withdrawal of Deposited Regalito Shares”. The Offeror will not, however, take up and pay for any Regalito Shares deposited under an Offer unless it simultaneously takes up and pays for all Regalito Shares then validly deposited under such Offer and not withdrawn.
     The Offeror will pay for Regalito Shares validly deposited under the Offer and not withdrawn by providing PCTC with sufficient funds (by bank transfer or other means satisfactory to PCTC) for transmittal to depositing Regalito Shareholders. PCTC will act as the agent of Persons who have deposited Regalito Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such Persons, and receipt of payment by PCTC shall be deemed to constitute receipt thereof by Persons depositing Regalito Shares.

Under no circumstances will interest accrue or be paid by the Offeror to PCTC to Persons depositing Regalito Shares on the purchase price of Regalito Shares purchased by the Offeror, regardless of any delay in making such payment.
     Settlement with each Regalito Shareholder who has validly deposited Regalito Shares and not withdrawn such Regalito Shares under the Offer will be made by PCTC forwarding a cheque payable in U.S. funds to each such Regalito Shareholder representing the cash payment for such Regalito Shares to which such Regalito Shareholder is entitled. Unless otherwise directed in the Letter of Acceptance and Transmittal, the cheque will be issued in the name of the registered holder of deposited Regalito Shares. Unless the Person depositing Regalito Shares instructs PCTC to hold the cheque for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, the cheque will be forwarded by lettermail to such Person at the address specified in the Letter of Acceptance and Transmittal. If no address is specified, cheques will be forwarded to the address of the holder as shown on the share register maintained by or on behalf of Regalito. Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.
8. Return of Deposited Regalito Shares
     If for any reason any deposited Regalito Shares are not taken up and paid for pursuant to the terms and conditions of the Offer or if certificates are submitted for more Regalito Shares than are deposited, certificates for Regalito Shares that are not purchased will be returned without expense to the depositing Regalito Shareholder promptly following the earlier of the Expiry Time and the withdrawal or early termination of the Offer. Unless otherwise directed in the Letter of Acceptance and Transmittal, certificates representing unpurchased Regalito Shares will be forwarded to the address of the registered owner as shown on the share register maintained by or on behalf of Regalito.
9. Mail Service Interruption
     Notwithstanding the provisions of the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, cheques, Regalito Share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, Regalito Share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of PCTC until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer to Purchase, “Notices and Delivery”. Notwithstanding Section 7 of the Offer to Purchase, “Take Up of and Payment for Deposited Regalito Shares”, cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Regalito Shareholders at the office of PCTC.
10. Changes in Capitalization; Dividends and Distributions; Liens
     If, on or after the date of the Offer, Regalito should divide, combine, reclassify, consolidate, convert or otherwise change any of the Regalito Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).
     Regalito Shares acquired pursuant to the Offer shall be transferred by the Regalito Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, security interests, claims and equities or rights of others of any nature or kind whatsoever and together with all rights and benefits arising therefrom, including (subject to the payment of dividends as described below) the right to all Other Regalito Property which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer in respect of the Regalito Shares.
     If, on or after the date of the Offer, Regalito should declare or pay any dividend, or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue any securities, rights or other interests with respect to any Regalito Shares, that is payable or distributable to the Regalito Shareholders on a record date that precedes the date of transfer of such Regalito Shares into the name of the Offeror or its nominees or transferees on the register maintained by or on behalf of Regalito in respect of Regalito Shares accepted for purchase pursuant to the Offer, then without prejudice to the Offeror’s rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of such dividends, distributions or payments shall be received and held by the depositing Regalito Shareholders for the account of the Offeror until the Offeror pays for such Regalito Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Regalito Share payable by the Offeror pursuant to the Offer, the purchase price per Regalito Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest will be received and held by the depositing Regalito Shareholders for the account of the Offeror and shall be promptly remitted and transferred by the depositing Regalito Shareholders to PCTC for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per Regalito Share payable by the Offeror pursuant to the Offer, the whole of such cash dividend, distribution or payment shall be received and held by the depositing Regalito Shareholders for the account of the Offeror and shall be promptly remitted and transferred by the depositing Regalito Shareholders to PCTC for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value of such dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations”.
11. Notices and Delivery
     Except as otherwise provided in the Offer, any notice to be given by the Offeror or PCTC pursuant to the Offer will be deemed to have been properly given if it is in writing and is mailed by first class mail, postage prepaid, to Regalito Shareholders at their respective addresses as shown on the share register maintained by or on behalf of Regalito in respect of the Regalito Shares. Any such notice will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Regalito Shareholders and notwithstanding any interruption of, or delay in, mail services in Canada or the United States following mailing. In the event of any interruption of or delay in mail service in Canada or the United States following mailing, the Offeror intends to make reasonable efforts to disseminate notice by other means, such as publication. Except as otherwise required or permitted by law, in the event of any interruption of or delay in mail services following mailing, or if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or PCTC may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Regalito Shareholders if a summary of the material facts thereof: (i) is given to the TSX and AMEX for dissemination through its facilities; (ii) is published once in the National Edition of The Globe and Mail or The National Post; or (iii) is given to Canada Newswire for dissemination through its facilities.
     The Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be delivered by mail to Regalito Shareholders, or delivered in such other manner as is permitted by applicable regulatory authorities, and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the Regalito Shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Regalito Shares when such lists or listing is received.
     Whenever the Offer calls for documents to be delivered to PCTC, such documents will not be considered delivered unless and until they have been physically received by PCTC, at its office shown on the last page of the Offer to Purchase and Circular.
12. Market Purchases
     The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire, beneficial ownership of Regalito Shares by making purchases through the facilities of the TSX, subject to applicable laws, at any time prior to the Expiry Time. In no event will the Offeror make any such purchases of Regalito Shares until the third business day (as defined in the Securities Act (British Columbia)) following the date of the Offer. The aggregate number of Regalito Shares beneficially acquired by the Offeror through the facilities of the TSX while the Offer is outstanding will not exceed 5% of the outstanding Regalito Shares as of the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSX on each day on which such Regalito Shares have been purchased. For purposes of this Section 12, “Offeror” includes the Offeror and any Person acting jointly or in concert with the Offeror.
     Although the Offeror has no present intention to sell Regalito Shares taken up under the Offer, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Regalito Shares after the Expiry Time, subject to compliance with applicable laws.
13. Other Terms of the Offer
     No broker, dealer or other Person (including UBS Securities and PCTC) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer or other Person shall be deemed to be the agent of the Offeror or any of its affiliates or PCTC or UBS Securities for the purposes of the Offer.
     The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.
     The Offer to Purchase and Circular do not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Regalito Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Regalito Shareholders in any such jurisdiction.
     The Offeror in its sole discretion shall be entitled to make a final and binding determination of all questions relating to the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Regalito Shares.
     All amounts payable by the Offeror to Regalito Shareholders pursuant to the Offer will be subject to any applicable withholding taxes.
     The provisions of the Circular and the Letter of Acceptance and Transmittal accompanying the Offer to Purchase, including the instructions contained therein, form part of the terms and conditions of the Offer.
     The Offer to Purchase and the accompanying Circular together constitute the takeover bid circular required under Canadian provincial securities legislation with respect to the Offer. Regalito Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer, Regalito and the Offeror.

PPC CANADA ENTERPRISES CORP.

(Signed) Eiji Kato
Chief Executive Officer

CIRCULAR
     This Circular is furnished in connection with the accompanying Offer to Purchase dated April 3, 2006, by the Offeror to purchase all of the issued and outstanding Regalito Shares, including Regalito Shares that may be issued upon the exercise of outstanding options. The terms and provisions of the Offer to Purchase and the Letter of Acceptance and Transmittal are incorporated into and form part of this Circular. Regalito Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. This Circular contains information as of March 31, 2006, unless indicated otherwise.
     Except as otherwise indicated, the information concerning Regalito contained in the Offer to Purchase and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor its directors or officers assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents and records, or for any failure of Regalito to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.
1. The Offeror
     The Offeror is governed by the BCA. The Offeror is a wholly-owned subsidiary of PPC and was formed to facilitate the Offer for, and purchase of, the Regalito Shares. The Offeror maintains its registered office at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B3.
     PPC is governed by the laws of Japan. PPC is an international mining company that is engaged in a wide range of copper businesses including the procurement of copper concentrate, the development of new sources of raw materials, the production of copper through tolling arrangements and the marketing of copper and copper by-products. PPC’s registered office and head office is at 10-1, Toranomon 2-chome, Minato-ku, Tokyo, Japan.
2. Regalito
     Regalito is governed by the BCA. Regalito is a “reporting issuer” or equivalent in the provinces of British Columbia, Alberta and Ontario and files its continuous disclosure documents and other documents with the securities regulatory authorities in such provinces. Such documents are available on SEDAR at www.sedar.com.
     Regalito’s authorized share capital consists of an unlimited number of Regalito Shares. Based on information provided by Regalito, the Offeror believes that as at March 31, 2006, Regalito had outstanding 21,922,442 Regalito Shares. In addition, Regalito had stock options to purchase 950,000 Regalito Shares outstanding as at that date.
     The Regalito Shares are listed on the TSX and on the AMEX under the symbol “RLO”.
     Regalito’s registered office is at 700 – 625 Howe Street, Vancouver, British Columbia and its head office is at 1550 – 625 Howe Street, Vancouver, British Columbia.
     PPC and the Offeror have no ongoing business relationship with Regalito and its subsidiary.
3. Background to the Offer
     In January 2004, the board of directors of PPC undertook a strategic planning process and determined that it was in the best interests of PPC to evaluate acquisition opportunities. Since then, PPC has been evaluating numerous acquisition candidates and developed a short list of candidates which included Regalito.
     On October 4, 2004, PPC and Regalito executed a confidentiality agreement with respect to confidential information of Regalito. In November of 2005, PPC sent a preliminary non-binding indication of interest to Bear, Stearns & Co. Inc., Regalito’s financial advisors, and on November 22, 2005, PPC started its preliminary legal due diligence by visiting Regalito’s data room in Chile. In December 2005, PPC attended a presentation by Regalito’s management in Vancouver and received a letter from Bear, Stearns & Co. Inc. informing PPC of a deadline of January 26, 2006, for a firm written proposal. In January, 2006, PPC visited Regalito’s property in Chile and sent to

Bear, Stearns & Co. Inc. a letter confirming that PPC would be making a firm proposal to acquire Regalito by March 1, 2006.
     On February 16, 2006, PPC retained UBS Securities as its financial advisor in respect of Regalito.
     On March 1, 2006, PPC submitted a non-binding expression of intent to Regalito. From March 3, 2006 to March 8, 2006, UBS Securities and Bear Stearns & Co. Inc. held a number of negotiations regarding a potential offer by PPC for the Regalito Shares. Between March 9, 2006 and March 10, 2006, management and advisors of PPC attended in Vancouver and engaged in negotiations with management and advisors of Regalito. On March 10, 2006, PPC and Regalito entered into an exclusivity agreement, pursuant to which the parties agreed to negotiate, on an exclusive basis, a support agreement and other definitive documentation relating to the acquisition of the Regalito Shares. From March 11 through March 13, 2006, PPC, Regalito and their respective advisors held multiple negotiation sessions pursuant to which a support agreement was advanced and finalized. On March 14, 2006, Regalito, PPC and the Offeror entered into the Support Agreement pursuant to which the Offeror agreed to make the Offer. See Section 5 of the Circular, “Arrangement with Regalito”.
4. Purpose of the Offer and Plans for Regalito
Purpose of the Offer
     The purpose of the Offer is to enable the Offeror to acquire all of the Regalito Shares.
     If the conditions of the Offer are satisfied or waived by the Offeror and the Offeror takes up and pays for the Regalito Shares validly deposited under the Offer, the Offeror intends to acquire any Regalito Shares not deposited under the Offer by a Compulsory Acquisition, if available, or by a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror should own sufficient Regalito Shares to effect a Subsequent Acquisition Transaction. However, the Offeror reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms not described in the Circular. See Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited”.
Plans for Regalito
     PPC is an international mining company that is engaged in a wide range of copper businesses. With the acquisition of Regalito, PPC intends to become a fully integrated copper producer whereby it will mine, process and fabricate copper and copper products.
     PPC’s business strategy includes establishing a copper business platform in regions with resources of raw material, such as in Chile. PPC intends to establish an integrated production platform that includes the production of all products from copper ore to copper cathode by utilizing SX/EW technology. The acquisition of Regalito by the Offeror will be the first and a significant step in the development of PPC’s new copper business.
     If permitted by applicable law, after completion of the Offer and, if necessary, a Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Regalito Shares from the TSX and the AMEX and to cause Regalito to cease to be a reporting issuer under the securities laws of the provinces in which it is currently reporting and United States securities laws. See Section 15 of the Circular, “Effect of the Offer on the Market for Regalito Shares; Public Disclosure by Regalito”.
5. Arrangement with Regalito
The Support Agreement
     The following is a summary of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement, a copy of which was filed with certain of the Canadian provincial securities regulatory authorities and which is available on SEDAR at www.sedar.com.
The Offer
     On March 14, 2006, Regalito, PPC and the Offeror entered into the Support Agreement, under which the Offeror agreed to make the Offer. Under the terms of the Support Agreement, it was agreed that the Offer shall expire:
(a)	no sooner than 12:01 a.m., Vancouver time, on the 36th day after the Offer is commenced; and

(b)	not later than 12:01 a.m., Vancouver time, on the 45th day after the Offer is commenced, provided that the Offeror may, in its sole discretion, extend the Offer if certain conditions to the Offer have not been satisfied, and provided further that the final expiry date of the Offer will be no later than June 17, 2006.

Subject to the satisfaction or waiver of certain conditions which are described in Section 4 of the Offer to Purchase, “Conditions to the Offer”, the Offeror shall within the time periods required by law take up and pay for all Regalito Shares validly tendered (and not properly withdrawn) pursuant to the Offer as soon as practicable after the Expiry Time. Pursuant to the Support Agreement, the Offeror shall use all reasonable efforts to consummate the Offer, subject only to the terms and conditions thereof.
Conditions to and Modifications of the Offer
     The Support Agreement provides that the Offer is subject to certain conditions, which are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”.
     The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror will not, without the prior written consent of Regalito: (i) reduce the consideration per Regalito Share; (ii) change the form of consideration payable under the Offer (other than to add additional consideration); (iii) add to, amend or change any of the Offer terms or conditions in a manner adverse to the Regalito Shareholders; (iv) modify or waive the Minimum Tender Condition; or (v) decrease the number of Regalito Shares sought under the Offer.
Support of the Offer
     Under the Support Agreement, Regalito has represented to PPC and the Offeror that the Regalito Board has, upon consultation with its advisors, determined unanimously that: (a) the Offer is fair to Regalito Shareholders and in the best interests of Regalito and the Regalito Shareholders; (b) the Regalito Board will recommend that Regalito Shareholders accept the Offer; and (c) the Support Agreement is in the best interests of Regalito and the Regalito Shareholders. The special committee of the Regalito Board also received an opinion of Bear, Stearns & Co. Inc. to the effect that, as at the date of such opinion, the consideration to be received by Regalito Shareholders pursuant to the Offer is fair, from a financial point of view, to Regalito Shareholders (excluding shareholders who have entered into Lock-Up Agreements with the Offeror).
Options to acquire Regalito Shares
     Under the Support Agreement, Regalito agreed to give notice to all Persons holding options to purchase Regalito Shares pursuant to Regalito’s Stock Option Plan of the vesting of all unvested options and the termination of all non-exercised options at 4:00 p.m. (Vancouver time) on the 44th day after the Offer is mailed, conditional upon the Offeror being bound to take up and pay for Regalito Shares under the Offer. Regalito further agreed to use its commercially reasonable efforts to either:
(a)	facilitate all Persons holding options pursuant to Regalito’s Stock Option Plan to exercise all of their options and tender all Regalito Shares issued in connection therewith under the Offer, conditional upon the Offeror being bound to take up and pay for Shares under the Offer; or

(b)	amend or modify Regalito’s Stock Option Plan to provide for the cashless exercise, or cash payout of the intrinsic value, of vested and non-exercised options in lieu of exercise, conditional upon the Offeror being bound to take up and pay for Regalito Shares under the Offer.
No Solicitation, etc.
     Under the Support Agreement, Regalito has agreed that Regalito shall not, and shall not permit its subsidiary to, directly or indirectly, through any officer, director, employee, investment banker, legal advisor, representative or agent of Regalito or its subsidiary:
(a)	solicit, initiate, knowingly encourage or facilitate (including by way of furnishing any confidential, non-public information or entering into any form of agreement, arrangement or understanding) the submission or initiation of any inquiries, proposals or offers regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take over bid, sale of all or a material portion of the assets of Regalito or its subsidiary on a consolidated basis (or any lease, long term supply agreement or other transaction having the same economic effect as a sale of such assets), liquidation, issue or sale of shares or rights or interests therein or thereto or similar transactions involving Regalito or its subsidiary from any person other than the Offeror (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”);

(b)	engage in any negotiations concerning, or provide any confidential information to, or have any discussions with or otherwise cooperate with, any Person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal;

(c)	withdraw the Regalito Board’s recommendation of the Offer or change such recommendation in a manner adverse to the Offeror; or

(d)	approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal.
     Notwithstanding the foregoing, the Regalito Board shall not be prevented from considering, engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to the Regalito Shareholders an unsolicited bona fide written Acquisition Proposal that did not result from a breach of the Support Agreement that the Regalito Board shall have determined, in good faith, after consultation with its outside legal and financial advisors, is reasonably capable of being completed and would, if consummated in accordance with its terms, result in a transaction more favourable, from a financial point of view, to the Regalito Shareholders than the Offer or, if applicable, any amended or new Offer by the Offeror (any such Acquisition Proposal being referred to herein as a “Superior Proposal”) and the Regalito Board, after consultation with outside legal advisors, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties. Nothing in the Support Agreement precludes Regalito or its officers and the Regalito Board from responding, within the time and in the manner required by applicable laws, to any unsolicited take over bid made by way of offer and takeover bid circular made for the Regalito Shares or other securities of Regalito.
Notice of Acquisition Proposals
     Under the Support Agreement, Regalito shall notify the Offeror promptly (but in no event later than 24 hours) after receipt by Regaltio of any Acquisition Proposal or any request for non-public information relating Regalito or its subsidiary known by Regalito to be in connection with any Acquisition Proposal or for access to the properties, books or records of Regalito or its subsidiary by any Person or entity that may be considering making, or that has made, an Acquisition Proposal. Such notice to the Offeror shall be made at first orally and then promptly in writing, and shall indicate the identity of the Person making such proposal, inquiry or contact and all material terms thereof and such other details of the proposal, inquiry or contact as the Offeror may reasonably request and which is in the possession of, or under the control of, Regalito or its representatives or advisors. Regalito shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by the Offeror with respect thereto.
Change in Recommendation and Approval of Superior Proposal
     In the event that Regalito receives a request for material non-public information from a party in connection with a possible or actual unsolicited bona fide Acquisition Proposal to Regalito and the Regalito Board determines in good faith after consultation with its outside financial advisors and legal advisors that such proposal is likely to, if consummated in accordance with its terms, result in a Superior Proposal and the Regalito Board, after consultation with its outside legal advisors, determines in good faith that the failure to provide such party with access to such information would be inconsistent with the Regalito Board’s fiduciary duties, then, and only in such case, Regalito may, subject to the execution of a confidentiality and standstill agreement substantially similar to that then in effect between Regalito and the Offeror, provide such party with access to any information regarding Regalito and its subsidiary. The Offeror will be provided with any information related to the business of Regalito provided to such Person that was not previously provided to the Offeror.
Right to Match
     If, before the Expiry Time or termination of the Offer, the Regalito Board determines that an Acquisition Proposal is a Superior Proposal, Regalito shall immediately notify the Offeror in writing thereof and provide to the Offeror a copy of the document evidencing such Superior Proposal, with such deletions thereto as are necessary to protect confidential portions of such Superior Proposal, provided that the material terms or conditions of the Superior Proposal may not be deleted. Regalito has also agreed that during the period ending five Business Days after the later of the date of such notification and the date the Offeror receives a copy of the document evidencing such Superior Proposal, the Offeror shall have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement.
     The Regalito Board shall review any offer by the Offeror to amend the terms of the Offer and the Support Agreement in order to determine, in good faith and in accordance with its fiduciary duties, whether the Offeror’s offer to amend the Offer and the Support Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the Offer and the Support Agreement. If the Regalito Board so determines, Regalito and the Offeror shall amend the Support Agreement to reflect such offer and Regalito shall not take any action to withdraw, modify or change its recommendation with respect to the Offer, as amended, or to approve or implement or enter into any agreement to approve or implement such Acquisition Proposal.
     If the Offeror does not offer to amend the terms of the Offer and the Support Agreement or the Regalito Board does not make the determination referred to above, Regalito shall be entitled to terminate the Support Agreement and enter into an agreement in respect of the Superior Proposal or withdraw, modify or change its recommendation concerning the Offer and recommend the Superior Proposal, as applicable, provided that it shall forthwith pay to the Offeror the Break Fee (as defined below).
Break Fee Payable by Regalito
The Support Agreement provides that if any of the following (each a “Break Fee Event”) occurs:
(a)	the Regalito Board withdraws or modifies in a manner adverse to the Offeror any of its recommendations or determinations with respect to the Offer or resolves to do so prior to the Expiry Time;

(b)	the Regalito Board accepts or recommends any Acquisition Proposal or causes Regalito to enter into any agreement related to any Acquisition Proposal;

(c)	the Regalito Board fails to reaffirm its unanimous recommendation that Regalito Shareholders accept the Offer by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal and having been requested to do so by the Offeror (or if the Offer is scheduled to expire, prior to the scheduled expiry of the Offer);

(d)	the Offer is not completed in accordance with the conditions set out in Section 4 of the Offer to Purchase, “Conditions of the Offer” as a result of Regalito being in material default of any of its covenants or obligations with respect to non-solicitation;

(e)	Regalito terminates the Support Agreement after giving the Offeror the right to match a Superior Proposal, and the Offeror deciding not to offer to amend the terms of the Offer and the Support Agreement or the Regalito Board determining that the Offeror’s offer to amend the terms of the Offer and the Support Agreement does not result in an Acquisition Proposal not being a Superior Proposal; or

(f)	the Minimum Tender Condition has not been satisfied or waived at the Expiry Time and the Offeror has not elected to extend the Offer and: (i) an Acquisition Proposal has been publicly announced by ny Person, other than the Offeror (the “Acquisition Proposal Offeror”), prior to the Expiry Time; and (ii) the Acquisition Proposal Offeror, or a Person acting jointly or in concert with the Acquisition Proposal Offeror, consummates an Acquisition Proposal prior to the expiration of 365 days following termination of the Support Agreement, or Regalito enters into a definitive agreement with respect to an Acquisition Proposal with the Acquisition Proposal Offeror, or a Person acting jointly or in concert with the Acquisition Proposal Offeror, prior to the expiration of 270 days following termination of the Support Agreement, and thereafter consummates such Acquisition Proposal within 365 days of the termination of the Support Agreement, then Regalito shall pay to the Offeror US$4.1 million (the “Break Fee”) in immediately available funds by way of bank draft or wire transfer.
Termination Fees Payable by the Offeror
     If the Support Agreement is terminated by Regalito upon the occurrence of certain events (each a “Regalito Termination Fee Event”), the Offeror has agreed to pay a termination fee equal to US$2.0 million (the “Termination Fee”) to Regalito by bank draft or wire transfer no later than the third business day following the termination of the Support Agreement. A Regalito Termination Fee Event occurs if, prior to the Effective Date:
(a)	the Offeror is in default of any material covenant or obligation under the Support Agreement or any representation or warranty of the Offeror in the Support Agreement is untrue or incorrect in any material respect, and such default or inaccuracy is not curable, or if curable, is not cured by the earlier of the date which is ten Business Days from the date of written notice to the Offeror of such breach and the Expiry Time;

(b)	the Offeror does not mail the Offer within the time required by the Support Agreement;

(c)	the terms or conditions of the Offer are amended so as to conflict in any material respect with the provisions of the Support Agreement; or

(d)	the Offer having expired and all the conditions thereto having been satisfied or waived, the Offeror has not purchased or taken up and paid for the Regalito Shares deposited and not withdrawn under the Offer as required under the terms of the Offer or applicable laws.
Termination Fees Payable by Regalito
     If the Support Agreement is terminated by the Offeror upon the occurrence of certain events (each a “PPC Termination Fee Event”), Regalito has agreed to pay the Termination Fee to the Offeror by no later than the third business day following the termination of the Support Agreement. A PPC Termination Fee Event occurs if, prior to the Effective Date:
(a)	Regalito is in default of any material covenant or obligation under the Support Agreement or any representation or warranty of Regalito in the Support Agreement is untrue or incorrect where such inaccuracies in the representations and warranties, individually or in the aggregate, would have a material adverse effect on Regalito, and such default or inaccuracy is not curable, or if curable, is not cured by the earlier of the date which is ten Business Days from the date of written notice to Regalito of such breach and the Expiry Time; or

(b)	the Minimum Tender Condition has not been satisfied at the Expiry Time (other than as a result of the Offeror’s default under the Support Agreement) and the Offeror has not elected to waive such condition.
     In the event that the Support Agreement is terminated by the Offeror as set out in (b) above, the Termination Fee will be paid to the Offeror by Regalito by the issuance Regalito Shares. Otherwise, Regalito has agreed to pay any Termination Fee owing to the Offeror by bank draft or wire transfer.
Termination by Mutual Consent
     The Support Agreement may be terminated any time prior to the Effective Date by mutual written consent of Regalito and the Offeror.
Termination by Regalito
     Regalito may terminate its obligations under the Support Agreement by written notice to the Offeror, if:
(a)	a Regalito Termination Fee Event has occurred;

(b)	after giving the Offeror the right to match a Superior Proposal, the Offeror decides not to offer to amend the terms of the Offer and the Support Agreement or the Regalito Board determining that the Offeror’s offer to amend the terms of the Offer and the Support Agreement does not result in an Acquisition Proposal not being a Superior Proposal, provided that Regalito forthwith pays to the Offeror the Break Fee; or

(c)	after the 75th day after the date of the Offer is mailed to Regalito Shareholders, the Offeror has not purchased any of the Regalito Shares, otherwise than as a result of the breach by Regalito of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of Regalito in the Support Agreement being untrue or incorrect in any material respect.
Termination by PPC or the Offeror
     The Offeror may terminate their obligations under the Support Agreement by written notice to Regalito, if:
(a)	a PPC Termination Fee Event shall have occurred;

(b)	after the 75th day after the date of the Offer is mailed to Regalito Shareholders, the Offeror has not purchased any of the Regalito Shares, otherwise than as a result of the breach by the Offeror of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of the Offeror in the Support Agreement being untrue or incorrect in any material respect;

(c)	if any condition of the Offer set forth in Section 4 of the Offer to Purchase, “Conditions of the Offer”, other than the Minimum Tender Condition, has not been satisfied or waived at the Expiry Time (other than as a result of the Offeror’s default) and the Offeror has not elected to waive such condition or extend the Offer; or

(d)	upon the occurrence of a Break Fee Event.
Liquidated Damages
     In the event that the Break Fee is paid by Regalito as described above, no other amounts will be due and payable as damages or otherwise by Regalito, and the Offeror accepts that such fee is in lieu of any damages or any other payment or remedy to which it may be entitled as a result of the Break Fee Event. Regalito and the Offeror agree that such fee constitutes payment of liquidated damages which are a genuine pre-estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of the Support Agreement and does not and will not constitute payment of a penalty. Regalito and the Offeror irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive.
Lock-Up Agreements
     The Offeror entered into lock-up agreements (the “Lock-Up Agreements”) with each of the members of the Regalito Board, David Strang, President of Regalito, Robert Pirooz, Chief Executive Officer and Secretary of Regalito, Leo Hathaway, Vice-President of Exploration of Regalito and Richard Rule and John Selters, significant shareholders of Regalito (collectively, the “Regalito Security Holders”). Pursuant to the Lock-Up Agreements, the Regalito Security Holders separately represented as to their beneficial ownership, control or direction over Regalito Shares and options to acquire Regalito Shares. Based on these representations, the Offeror believes that the Regalito Security Holders beneficially own, control or have direction over, in the aggregate, 8,673,234 Regalito Shares and 905,000 options to acquire Regalito Shares. Subject to the terms and conditions of the Lock-Up Agreements, the Regalito Security Holders have agreed to accept the Offer and deposit their Regalito Shares and to exercise all options to acquire Regalito Shares prior to the Expiry Time and to deposit all Regalito Shares issued upon such exercise to the Offer. The Regalito Shares to be deposited pursuant to the Lock-up Agreements represents approximately 42% of the outstanding Regalito Shares (calculated on a fully-diluted basis).
     The following is a summary of the principal terms of the Lock-Up Agreements:

Covenants of the Regalito Security Holders
     The Regalito Security Holders each agreed from March 14, 2006, until the earlier of the termination of their respective Lock-up Agreement and the Expiry Time:
(e)	to accept and to cause any affiliate of theirs to accept the Offer by depositing under the Offer the Regalito Shares presently owned or subsequently acquired by them or their affiliates, including any Regalito Shares acquired pursuant to the exercise of any options, prior to the Expiry Time and in accordance with the terms and conditions of the Offer;

(f)	not to acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Regalito Shares;

(g)	not to, in any manner, directly or indirectly, solicit, initiate, knowingly encourage or facilitate the submission or initiation of any inquiries, proposals or offers regarding any Acquisition Proposal;

(h)	not to solicit, or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Regalito Shares or options to purchase Regalito Shares or act in concert or jointly with any other person for the purpose of acquiring Regalito Shares or options to purchase Regalito Shares or the purpose of affecting control of Regalito;

(i)	subject to limited exceptions, not to option, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Regalito Shares or options to purchase Regalito Shares or any right or interest therein; and

(j)	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to above.
Termination of Lock-Up Agreements
     The Lock-Up Agreements may be terminated by notice in writing:
(a)	at any time by mutual consent of the Offeror and the Regalito Security Holder;

(b)	by the Regalito Security Holder if: (i) the Offeror has not made the Offer within the time period required by the Support Agreement; (ii) the terms of the Offer do not conform with the provisions of the Support Agreement; (iii) the Offeror is in default of any material covenant or condition contained in the Lock-Up Agreement or Support Agreement or if any representation or warranty of the Offeror in the Lock-Up Agreement or Support Agreement is untrue or incorrect in any material respect; or (iv) the Offer has been made and the Offeror has not (for any reason other than the failure of the Regalito Security Holder to deposit its Regalito Shares for purchase) taken up and paid for all Regalito Shares deposited under the Offer in the manner contemplated under the Support Agreement;

(c)	by either the Offeror or the Regalito Security Holder if the Support Agreement is terminated in accordance with its terms; and

(d)	by the Offeror if: (i) the Regalito Security Holder is in default of any material covenant or condition contained in the Lock-Up Agreement or if any representation or warranty of the Regalito Security Holder in the Lock-Up Agreement is untrue or incorrect in any material respect; or (ii) any of the conditions to the Offer are not satisfied or waived by the Offeror at or prior to the Expiry Time.
     Upon termination of a Lock-Up Agreement, the Regalito Security Holder shall be entitled to withdraw any Regalito Shares deposited under the Offer.

Superior Proposal
     The Regalito Security Holders agreed that if:
(a)	a Superior Proposal is mailed to the Regalito Shareholders by a party other than the Offeror to purchase Regalito Shares having a value per share which exceeds the then cash consideration per Regalito Share offered under the Offer, and the Offeror increases the cash consideration under the Offer to a consideration at least equivalent to such Superior Proposal within five business days of the date of mailing of the offer containing such Superior Proposal; or

(b)	a Superior Proposal having a value per share which does not exceed the then cash consideration per Regalito Share offered under the Offer by at least 5% is mailed to the Regalito Shareholders by a party other than the Offeror, the Regalito Security Holders will not withdraw any of their Regalito Shares deposited pursuant to the Lock-up Agreements.
          If a Superior Proposal is mailed to the Regalito Shareholders having a value per Regalito Share which exceeds the then cash consideration per Regalito Share offered under the Offer by at least 5% and the Offeror does not increase the cash consideration under the Offer to a consideration at least equivalent to such Superior Proposal within the earlier of: (i) the expiry of the Offer; and (ii) five business days of the date of the commencement of such Superior Proposal, the Regalito Security Holders will be entitled to withdraw their Regalito Shares deposited pursuant to the Lock-up Agreements, whereupon the Lock-up Agreements shall automatically terminate.
6. Recommendation of the Board of Directors of Regalito
     The Regalito Board has unanimously determined that the Offer is fair to Regalito Shareholders and that the Offer is in the best interests of Regalito and the Regalito Shareholders and has unanimously recommended that Regalito Shareholders accept the Offer and deposit their Regalito Shares to the Offer. The special committee of the Regalito Board has received the written opinion of its financial advisors, Bear Stearns & Co. Inc. that, as of the date of such opinion and subject to the matters set forth therein, the consideration to Regalito Shareholders to be received pursuant to the Offer is fair from a financial point of view to Regalito Shareholders (excluding the Regalito Shareholders who have entered into Lock-Up Agreements with the Offeror). In addition, the directors and senior officers of Regalito and, to their knowledge after reasonable enquiry, each of their associates have indicated their intention to accept the Offer, to tender their Regalito Shares to the Offer and, if the Offeror takes up the Regalito Shares under the Offer, to exercise all of their Options pursuant to the cashless exercise provisions to be provided for, subject to regulatory approval, in amendments to Regalito’s Stock Option Plan. See the accompanying Directors’ Circular of Regalito.
7. Acquisition of Regalito Shares Not Deposited
Compulsory Acquisition
     If, by the Expiry Time or within four months after the date of the Offer, whichever period is shorter, the Offer is accepted by the Regalito Shareholders of not less than 90% of the Regalito Shares (including Regalito Shares issuable upon the exercise of options) other than Regalito Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates and associates, and the Offeror acquires such deposited Regalito Shares, then the Offeror will elect to acquire, pursuant to section 300 of the BCA, the remainder of the Regalito Shares held by each Regalito Shareholder who did not accept the Offer (each a “Dissenting Offeree”, which definition includes any Person who subsequently acquired any of such Regalito Shares), on the same terms, including price, as the Regalito Shares that were acquired under the Offer (the “Compulsory Acquisition”).
     To exercise the Compulsory Acquisition, the Offeror must give written notice (the “Offeror’s Notice”) to the Dissenting Offerees, within five months after making the Offer, of the Offeror’s intent to acquire such Regalito Shares under Section 300 of the BCA. Upon giving such notice to the Dissenting Offerees, the Offeror will be entitled and bound to acquire every Regalito Share held by the Dissenting Offerees for the price and on the terms set forth in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by any Dissenting Offeree within two months after the date upon which the Offeror’s Notice was given. Pursuant to any such application, the Court may fix the price and terms of payment for the Regalito Shares held by the

Dissenting Offeree and make any such consequential orders and give such directions as the Court considers appropriate.
     Where the Offeror’s Notice has been given by the Offeror and the Court has not, on an application made by a Dissenting Offeree to whom such notice was given, ordered otherwise, the Offeror must, on the expiration of two months from the date on which the Offeror’s Notice was given or, if an application to the Court by a Dissenting Offeree to whom such notice was given is then pending, then after that application has been disposed of, send a copy of the Offeror’s Notice to Regalito and forward to Regalito the full amount of the consideration payable by the Offeror for the Regalito Shares that the Offeror is entitled to acquire and Regalito must thereupon register the Offeror as a shareholder of Regalito with respect to such Regalito Shares.
     Section 300 of the BCBCA also provides, in effect, that if the Offeror is entitled to deliver the Offeror’s Notice and has not done so, the Dissenting Offerees may, by following the procedures specified therein, require the Offeror to purchase their Regalito Shares at the same price and on the same terms as are contained in the Offer.
     The foregoing is only a summary of the Compulsory Acquisition right which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of the BCA. Shareholders should refer to section 300 of the BCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. The BCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.
     See Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations for a discussion of the tax consequences to Regalito Shareholders in the event of a Compulsory Acquisition.
Subsequent Acquisition Transactions
     If the Offeror acquires less than 90% of the Regalito Shares under the Offer or the right of Compulsory Acquisition described above is not available for any reason or if the Offeror elects not to proceed under such provisions, the Offeror intends to acquire, directly or indirectly, at the same price per Regalito Share as in the Offer, and no later than 120 days after the expiry date of the Offer, all of the Regalito Shares in accordance with applicable law by way of a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror should own sufficient Regalito Shares to effect a Subsequent Acquisition Transaction. In order to effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of the then Regalito Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction involving the Offeror and/or an affiliate of the Offeror and Regalito and/or the Regalito Shareholders for the purpose of Regalito becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or an affiliate thereof (a “Subsequent Acquisition Transaction”).
     Any such Subsequent Acquisition Transaction described above is governed by certain applicable Canadian securities legislation and regulations (collectively, the “Regulations”), including OSC Rule 61-501 and Autorité Policy Q-27, and would be a “business combination” within the meaning of Rule 61-501 and a “going private transaction” within the meaning of Policy Q-27 (collectively, hereinafter referred to as “going private transactions”). In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “going private transaction” carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the “related party transaction” provisions of Rule 61-501 and Policy Q-27 would not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the Subsequent Acquisition Transaction.
     Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor, subject to certain exceptions) and provide to the holders thereof a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and Autorité exempting the Offeror or Regalito or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 and Policy Q-27 for certain going private transactions completed within 120 days after the expiry of a formal takeover bid if the intent to effect such transaction is disclosed in the takeover bid circular, the consideration offered under such transaction is at least equal to and of the same form as that paid in the takeover bid and certain disclosure is given in the takeover bid disclosure documents. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same as the consideration offered under the Offer and, accordingly, the Offeror expects to rely on these exemptions.
     Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCA may require the approval of at least 66 2/3% of the votes cast by the then Regalito Shareholders at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by “minority” shareholders must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the Autorité. In relation to any Subsequent Acquisition Transaction, the “minority” shareholders will be those determined pursuant to Rule 61-501 and Policy Q-27, and will include all Regalito Shareholders other than the Offeror, any “interested party”, any “related party” of the Offeror or of any “interested party” (as defined in Rule 61-501 and Policy Q-27), including the directors and senior officers of the Offeror, any associate, affiliate or insider of the Offeror as well as the directors and senior officers thereof and any Person acting jointly or in concert with any of the foregoing Persons, subject to any available exemption or discretionary relief granted by the OSC and the Autorité as required. Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Regalito Shares acquired pursuant to the Offer as “minority” Regalito Shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction that is a going private transaction proposed by it within 120 days from the expiry of the Offer would be the same cash price as the price offered under the Offer. Subject to compliance with Rule 61-501 and Policy Q-27 with respect to effecting such transaction within 120 days of the expiry date of the Offer and certain other provisions, the effect of which is to ensure equal treatment, the Offeror also intends to treat Regalito Shares deposited under the Offer as “minority” Regalito Shares voted in favour of any Subsequent Acquisition Transaction.
     In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Regalito Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available or a substantially equivalent enforceable right is made available to the minority shareholders.
     If the Offeror decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving Regalito, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Regalito Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or from Regalito, or taking no further action to acquire additional Regalito Shares. Any additional purchases of Regalito Shares could be at a price greater than, equal to or less than the price to be paid for Regalito Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Regalito Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Regalito Shares under the Offer.
     Any Subsequent Acquisition Transaction may also result in Regalito Shareholders having the right, under the BCA, to dissent and demand payment of the fair value of their Regalito Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Regalito Shares. The fair value of a Regalito Share so determined could be more or less than the amount paid per Regalito Share pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination of the fair value of the Regalito Shares could be based upon considerations other than, or in addition to, the market price of the Regalito Shares.
     The tax consequences to a Regalito Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such holder of accepting the Offer. See Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations”. Regalito Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

“Going Private” Transactions
     The United States Securities and Exchange Commission (the “SEC”) has adopted Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Compulsory Acquisition or the Subsequent Acquisition Transaction following the purchase of Regalito Shares pursuant to the Offer in which the Offeror seeks to acquire the remaining Regalito Shares not held by it. Rule 13e-3 should not be applicable to the Compulsory Acquisition or Subsequent Acquisition Transaction if such transaction is consummated within one year after the expiration or termination of the Offer and the price paid in the Compulsory Acquisition or Subsequent Acquisition Transaction is not less than the per Regalito Share price paid pursuant to the Offer. However, in the event that the Offeror is deemed to have acquired control of Regalito pursuant to the Offer and if the Compulsory Acquisition or Subsequent Acquisition Transaction is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby Regalito Shareholders receive consideration less than that paid pursuant to the Offer, in either case at a time when the Regalito Shares are still registered under the U.S. Exchange Act, the Offeror may be required to comply with Rule 13e-3. If Rule 13e-3 were applicable to the Compulsory Acquisition or Subsequent Acquisition Transaction, it would require, among other things, that certain financial information concerning Regalito, and certain financial information relating to the fairness of the Compulsory Acquisition or Subsequent Acquisition Transaction or such alternative transaction and the consideration offered to the Regalito Shareholders other than the Offeror and its affiliates in the Compulsory Acquisition or Subsequent Acquisition Transaction, be filed with the SEC and disclosed to Regalito Shareholders prior to consummation of the Compulsory Acquisition or Subsequent Acquisition Transaction. If registration of the Regalito Shares under the U.S. Exchange Act were terminated, Rule 13e-3 would be inapplicable to any such transaction.
Judicial Developments
     Prior to the pronouncement of Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions. The Offeror has been advised that more recent notices and judicial decisions indicate a willingness to permit these transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.
     Regalito Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction.
8. Source of Funds
     The Offeror estimates that if the Offeror acquires all of the Regalito Shares, including Regalito Shares issuable upon the exercise of outstanding options, the total cash consideration required to purchase such shares will be approximately US$138 million. The Offeror currently intends to finance the Offer through internal funding provided by PPC or its affiliates. PPC and its affiliates have sufficient cash reserves and undrawn credit facilities to pay for all Regalito Shares under the Offer. The Offeror may choose to finance the Offer through means other than as aforementioned.
9. Beneficial Ownership of and Trading in Regalito Shares
     None of the Offeror or PPC, any of the directors or senior officers of the Offeror or PPC, or, to the knowledge of the directors and senior officers of the Offeror and PPC after reasonable enquiry, any associate of any director or senior officer of the Offeror or PPC, any Person holding more than 10% of any class of equity securities of the Offeror or PPC or any Person acting jointly or in concert with the Offeror or PPC, beneficially owns or exercises control or direction over any of the securities of Regalito, except PPC which as of March 31, 2006 holds 125,000 Regalito Shares, representing approximately 0.5% of the outstanding Regalito Shares (calculated on a fully-diluted basis).
     None of the Offeror or PPC, any of the directors or senior officers of the Offeror or PPC, or, to the knowledge of the directors and senior officers of the Offeror and PPC after reasonable enquiry, any associate of any director or senior officer of the Offeror or PPC, any Person holding more than 10% of any class of equity securities of the Offeror or PPC or any Person acting jointly or in concert with the Offeror or PPC, has traded in any securities of Regalito during the six months preceding March 31, 2006, other than the purchase made by PPC of 125,000 Regalito Shares at US$4.60 per share on September 15, 2005.

     Except as disclosed herein, neither the Offeror nor PPC has any knowledge of whether any Regalito Shareholder will accept the Offer.
10. Commitments to Acquire Regalito Shares
     Except as disclosed herein, none of the Offeror or PPC, any of the directors or senior officers of the Offeror or PPC, or, to the knowledge of the directors and senior officers of the Offeror or PPC after reasonable enquiry, any associate of any director or senior officer of the Offeror or PPC, any Person holding more than 10% of any class of equity securities of the Offeror or PPC or any Person acting jointly or in concert with the Offeror or PPC, has entered into any commitments to acquire any securities of Regalito.
11. Arrangements, Agreements or Understandings
     There are no arrangements or agreements made or proposed to be made between the Offeror or PPC and any of the directors or senior officers of Regalito and no payments or other benefits are proposed to be made or given by the Offeror or PPC by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. Also, except as disclosed herein, there are no contracts, arrangements or understandings, formal or informal, between the Offeror or PPC and any security holder of Regalito with respect to the Offer or between the Offeror or PPC and any Person with respect to any securities of Regalito in relation to the Offer.
12. Material Changes and Other Information
     The Offeror and PPC are not aware of any information which indicates that a material change has occurred in the affairs of Regalito since the date of the last published financial statements of Regalito other than as has been Publicly Disclosed by Regalito or as disclosed in this Circular. The Offeror and PPC have no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Regalito Shareholders to accept or reject the Offer.
13. Price Range and Trading Volume of Regalito Shares
     The Regalito Shares are listed and posted for trading on the TSX and AMEX. The following table sets forth, for the periods indicated, the high and low sales prices of the Regalito Shares and the volume of trading on the TSX and AMEX according to published sources.

	Regalito Shares
	TSX			AMEX
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)
2006
March	6.92	5.89	1,487,782	5.92	5.08	5,232,400
February	6.78	5.82	386,434	5.95	5.08	599,800
January	7.72	6.45	907,118	6.70	5.64	866,100

2005
December	7.08	6.05	1,789,992	6.14	5.09	804,400
November	6.52	5.90	669,050	5.53	5.07	417,700
October	7.25	6.18	482,025	6.17	5.15	878,700
September	7.40	6.33	459,285	6.26	5.36	1,121,800
August	6.50	5.30	366,000	5.50	4.80	1,265,500
July	5.90	5.10	280,474	4.85	4.21	546,400
June	6.50	5.67	268,250	5.25	4.71	465,500
May	6.80	6.05	27,050	5.55	4.70	2,471,800
1 Represents the period from May 19, 2005 to May 31, 2005. On May 18, 2005, the predecessor of Regalito, Lumina Copper Corp., was restructured pursuant to a plan of arrangement into four companies.
     On March 13, 2006, the last trading day prior to the public announcement of the Offeror’s intention to commence the Offer, the closing price on the TSX of the Regalito Shares was C$5.94 and the closing price on the AMEX of the Regalito Shares was US$5.13. The price offered herein represents a premium of approximately 12.4% to the weighted average closing price of the Regalito Shares over the thirty trading days on the TSX (C$6.20) prior to such announcement, and approximately 10.5% to the weighted average closing price of the Regalito Shares over the thirty trading days on the AMEX (US$5.43) prior to such announcement. The conversion from U.S. Dollars to Canadian Dollars was calculated using the March 13, 2006 noon buying rate published by the Federal Reserve Bank of New York of US$1.00 = C$1.16.
     Regalito Shareholders are urged to obtain a current market quotation for the Regalito Shares.
14. Dividend and Dividend Policy
     Regalito has never declared or paid any cash dividends on its Regalito Shares.
15. Effect of the Offer on the Market for Regalito Shares; Public Disclosure by Regalito
Effect of the Offer on the Market for Regalito Shares
     If the Offer is successful, the Offeror’s current intention is to acquire the Regalito Shares of any Regalito Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited”. If the Offeror proceeds with the acquisition of the Regalito Shares not deposited under the Offer, the Offeror intends that the Regalito Shares will be delisted from the TSX and AMEX.
     From the time that the Offeror begins to take up Regalito Shares pursuant to the Offer, the liquidity and market value of the remaining Regalito Shares held by the public could be affected adversely. The TSX or AMEX could delist the Regalito Shares if the minimum listing requirements (including minimum requirements as to the number of public security holders and the aggregate market value of the publicly held securities) are not maintained.
Public Disclosure by Regalito
     After the purchase of the Regalito Shares under the Offer, Regalito may cease to be subject to the public reporting and proxy solicitation requirements and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Regalito to request the elimination of the public reporting requirements of any province where a small number of shareholders reside. If permitted by applicable law, subsequent to the completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to cause Regalito to cease to be a reporting issuer under the securities laws of each such province of Canada and under United States securities laws.
16. Material Canadian Federal Income Tax Considerations
     In the opinion of Farris, Vaughan, Wills & Murphy LLP, Canadian counsel to the Offeror, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to a Regalito Shareholder who sells Regalito Shares pursuant to the Offer or otherwise disposes of Regalito Shares pursuant to certain transactions described in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited”. This summary assumes that Regalito is a “taxable Canadian corporation” as defined in the Tax Act.
     This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency (the “CRA”) published in writing prior to the date of this Circular. This summary takes into account all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular, and assumes that all such proposals will be enacted in the form proposed. However, there is no certainty that such proposals will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.
     This summary is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Regalito Shareholder, and no representations are being made with respect to the tax consequences to any particular Regalito Shareholder to whom the Offer is being made. Accordingly, Regalito Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Regalito Shareholders Resident in Canada
     The following summary is generally applicable to a Regalito Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm’s length with Regalito and the Offeror, is not affiliated with Regalito or the Offeror, and holds the Regalito Shares as capital property (a “Resident Regalito Shareholder”). The Regalito Shares will generally be considered capital property of a Regalito Shareholder provided the Regalito Shareholder does not hold or has not acquired the Regalito Shares in the course of carrying on business, or as part of a transaction or transactions considered to be an adventure in the nature of trade. Certain Regalito Shareholders whose Regalito Shares might not otherwise qualify as capital property may, in certain circumstances, treat the Regalito Shares as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account those mark-to-market rules and any Regalito Shareholders that are “financial institutions” for the purposes of those rules should consult their tax advisors. This summary is not applicable to a Regalito Shareholder that is a “specified financial institution” or to a Regalito Shareholder an interest in which is a “tax shelter investment”, in each case as defined in the Tax Act.
Sale Pursuant to the Offer
     A Resident Regalito Shareholder who disposes of Regalito Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Regalito Shares to the Resident Regalito Shareholder.
     A Resident Regalito Shareholder will be required to include one half of the amount of any resulting capital gain (a “taxable capital gain”) in income, and will be required to deduct one half of the amount of any resulting capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Any capital loss otherwise determined resulting from the disposition of Regalito Shares may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such Regalito Shares, to the extent and under the circumstances described in the Tax Act.
     A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.
     Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax. Resident Regalito Shareholders should consult their tax advisors with respect to alternative minimum tax provisions.
Acquisition of Regalito Shares Not Deposited
Compulsory Acquisition
     As described in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Regalito Shares not deposited under the Offer pursuant to statutory rights of purchase under the BCA. The tax consequences to a Resident Regalito Shareholder of a disposition of Regalito Shares in such circumstances generally will be as described above under “Sale Pursuant to the Offer”.
     A Resident Regalito Shareholder who dissents in a Compulsory Acquisition and elects to receive the fair value for the holder’s Regalito Shares from the Offeror will be considered to have disposed of the Regalito Shares for proceeds of disposition equal to the amount received by the Resident Regalito Shareholder less the amount of interest awarded by the Court and will realize a capital gain (or a capital loss) in the manner and subject to the treatment described above under “Sale Pursuant to the Offer”. Any interest awarded to the Resident Regalito Shareholder by the Court will be included in the Resident Regalito Shareholder’s income for the purposes of the Tax Act.

Subsequent Acquisition Transaction
     As described in Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited — Subsequent Acquisition Transactions”, if the Offeror acquires less than 90% of the Regalito Shares under the Offer or the right of Compulsory Acquisition is not available for any reason or if the Offeror elects not to proceed under such provisions, the Offeror intends to acquire, directly or indirectly, at the same price per Regalito Share as in the Offer, and no later than 120 days after the date of expiry of the Offer, all of the Regalito Shares in accordance with applicable law by way of a Subsequent Acquisition Transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Regalito Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction, the tax consequences of which to a holder of Regalito Shares would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. The tax treatment of a Subsequent Acquisition Transaction to a Resident Regalito Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.
     A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Regalito with the Offeror and/or one or more of its affiliates pursuant to which Regalito Shareholders who have not tendered their Regalito Shares under the Offer would have their Regalito Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (the “Redeemable Regalito Shares”) which would then be immediately redeemed for cash. A Resident Regalito Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the Resident Regalito Shareholder’s cost of the Redeemable Regalito Shares received would be equal to the aggregate of the adjusted cost base of the Regalito Shares to the Resident Regalito Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Regalito Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such Redeemable Regalito Shares that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Regalito Shares exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Regalito Shares for the purpose of computing any capital gain or capital loss arising on the disposition of such Redeemable Regalito Shares. The tax consequences in respect of any such capital gain or capital loss generally would be as described above under “Sale Pursuant to the Offer”.
     Subsection 55(2) of the Tax Act provides that where a Resident Regalito Shareholder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be deemed not to be a dividend and instead may be treated as proceeds of disposition of the Redeemable Regalito Shares for the purposes of computing the Resident Regalito Shareholder’s capital gain on the disposition of such shares. Accordingly, Resident Regalito Shareholders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision to them. Subject to the potential application of this provision, dividends deemed to be received by a Resident Regalito Shareholder that is a corporation as a result of the redemption of the Redeemable Regalito Shares will be included in computing the corporation’s income, but normally will also be deductible in computing the corporation’s taxable income.
     A Resident Regalito Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received on the Redeemable Regalito Shares to the extent that such dividends are deductible in computing the Resident Regalito Shareholder’s taxable income. Dividends deemed to be received by a Resident Regalito Shareholder who is an individual (including a trust) as a result of the redemption of the Redeemable Regalito Shares will be included in computing the Resident Regalito Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from a taxable Canadian corporation.
     Under the current administrative practice of the CRA, Resident Regalito Shareholders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Regalito Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Regalito Shareholder therefor, other than any interest awarded by a court. However, because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Regalito Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Regalito Shareholders should consult with their own tax advisors in this regard. Any interest awarded to the Resident Regalito Shareholder by a court will be included in the Resident Regalito Shareholder’s income for the purposes of the Tax Act.
     A Subsequent Acquisition Transaction could also be implemented by means of a capital reorganization of Regalito pursuant to which Resident Regalito Shareholders who have not tendered their Regalito Shares under the Offer would have their Regalito Shares exchanged for special shares of Regalito (the “Special Regalito Shares”) which would then be immediately sold to the Offeror for cash. A Resident Regalito Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Special Regalito Shares received would be equal to the aggregate of the adjusted cost base of the Regalito Shares to the Resident Regalito Shareholder immediately before the exchange. Upon the sale of the Special Regalito Shares, the Resident Regalito Shareholder would realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment described above under “Sale Pursuant to the Offer”, but Resident Regalito Shareholders whose Special Regalito Shares may be so acquired should consult their own tax advisors in this regard.
     Resident Regalito Shareholders who exercise their statutory right of dissent in respect of a capital reorganization and are paid the fair value of their shares by Regalito will be deemed to have received a dividend to the extent that the amount received (less the amount of any interest ordered by a court) exceeds the paid-up capital of the Regalito Shares for the purposes of the Tax Act. The difference between the amount received (less the amount of any interest ordered by a court) and the amount of the deemed dividend would be treated as proceeds of disposition of the Regalito Shares for the purpose of computing any capital gain or capital loss arising on the disposition of the Regalito Shares. The tax consequences in respect of any such capital gain or capital loss generally would be as described above under the “Sale Pursuant to the Offer”. The tax treatment of dividends deemed to have been received in such circumstances generally will be the same as the tax treatment of dividends deemed to have been received on the redemption of Redeemable Regalito Shares, as described above.
     A Subsequent Acquisition Transaction could also be implemented by means of a share consolidation of Regalito pursuant to which Regalito Shareholders who have not tendered their Regalito Shares under the Offer would have their Regalito Shares exchanged for a fraction of a Regalito Share in respect of which such Regalito Shareholders would receive a cash payment. A Regalito Shareholder whose Regalito Shares are consolidated and who receives a cash payment from Regalito would generally be deemed to have received a taxable dividend (subject to the potential application of subsection 55(2) of the Tax Act to Regalito Shareholders that are corporations, as discussed above) equal to the amount by which such cash payment exceeds the paid-up capital for the purposes of the Tax Act of the Regalito Shares that are exchanged. The difference between the cash received and the amount of the deemed dividend would be treated as proceeds of disposition of the Regalito Shares for the purpose of computing any capital gain or capital loss arising on the disposition of such Regalito Shares. The tax consequences in respect of any such capital gain or capital loss generally would be as described above under “Sale Pursuant to the Offer”. The tax treatment of any dividend deemed to have been received in such circumstances generally would be the same as the tax treatment of dividends deemed to have been received on the redemption of Redeemable Regalito Shares, as described above.
     Regalito Shareholders who exercise their statutory right of dissent in respect of a consolidation and are paid the fair value of their Regalito Shares by Regalito will be deemed to have received a dividend to the extent that the amount received (less the amount of any interest ordered by a court) exceeds the paid-up capital of the Regalito Shares for the purposes of the Tax Act. The difference between the amount received (less the amount of any interest ordered by a court) and the amount of the deemed dividend will be treated as proceeds of disposition of the Regalito Shares for the purpose of computing any capital gain or capital loss arising on the disposition of such Regalito Shares. The tax treatment of any dividend deemed to have been received in such circumstances generally would be the same as the tax treatment of dividends deemed to have been received on the redemption of Redeemable Regalito Shares, as described above.
     As an alternative to the amalgamation, capital reorganization and share consolidation discussed herein, the Offeror may propose an arrangement or other transaction, the tax consequences of which may differ from those arising on the sale of Regalito Shares under the Offer, an amalgamation, a capital reorganization or a share consolidation and will depend on the particular form and circumstances of such alternative transaction. No view is expressed herein as to the tax consequences of any such transaction to a Resident Regalito Shareholder.

     Resident Regalito Shareholders should consult their tax advisors for advice with respect to the income tax consequences to them of having their Regalito Shares acquired pursuant to a Subsequent Acquisition Transaction.
Regalito Shareholders Not Resident in Canada
     The following summary is generally applicable to a Regalito Shareholder who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is not resident nor deemed to be resident in Canada deals at arm’s length with Regalito and the Offeror, is not affiliated with Regalito or the Offeror, holds the Regalito Shares as capital property and does not use or hold, and is not deemed to use or hold, the Regalito Shares in connection with carrying on a business in Canada (a “Non-Resident Regalito Shareholder”). The Tax Act contains provisions relevant to a non-resident insurer for whom the Regalito Shares are “designated insurance property”, which this summary does not take into account. Accordingly, such Regalito Shareholders should consult their tax advisors.
Sale Pursuant to the Offer
     A Non-Resident Regalito Shareholder who disposes of Regalito Shares to the Offeror pursuant to the Offer will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of such Regalito Shares provided the Regalito Shares are not “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Regalito Shareholder at the time of the disposition of such Regalito Shares.
     Generally, Regalito Shares will not constitute taxable Canadian property to a Non-Resident Regalito Shareholder at a particular time, provided that: (a) the Regalito Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time; and (b) the Non-Resident Regalito Shareholder, persons with whom the Non-Resident Regalito Shareholder does not deal at arm’s length, or the Non-Resident Regalito Shareholder together with all such persons, have not owned 25% or more the shares of any class or series of Regalito at any time during the 60 month period immediately preceding that time. Regalito Shares may also be deemed to constitute taxable Canadian property to a Non-Resident Regalito Shareholder in certain circumstances specified under the Tax Act. Even if the Regalito Shares are taxable Canadian property to a Non-Resident Regalito Shareholder, any capital gain realized upon the disposition or deemed disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from tax pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Regalito Shareholders should consult their own advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.
     In the event that the Regalito Shares constitute taxable Canadian property to a Non-Resident Regalito Shareholder and the capital gain otherwise to be realized upon a disposition of such Regalito Shares to the Offeror is not exempt from Canadian tax by virtue of an applicable income tax treaty or convention, then, in such circumstances, the tax consequences as described above under “Regalito Shareholders Resident in Canada — Sale Pursuant to the Offer” will generally apply. Such Non-Resident Regalito Shareholders whose Regalito Shares are taxable Canadian property should consult their own tax advisors in this regard.
Acquisition of Regalito Shares Not Deposited
Compulsory Acquisition
     As described under Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to a Compulsory Acquisition. The Canadian federal income tax consequences to a Non-Resident Regalito Shareholder who disposes of Regalito Shares in such circumstances generally will be as described above under “Regalito Shareholders Not Resident in Canada — Sale Pursuant To the Offer”. Non-Resident Regalito Shareholders whose Regalito Shares may be so acquired should consult their own tax advisors in this regard.
Subsequent Acquisition Transaction
     As described under Section 7 of the Circular, “Acquisition of Regalito Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Regalito Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Regalito Shares.
     The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Regalito Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Regalito Shareholder may realize a capital gain or a capital loss which generally would be taxed in the manner described above under “Regalito Shareholders Not Resident in Canada — Sale Pursuant to the Offer” and/or be deemed to receive a dividend. Dividends paid or deemed to be paid to a Non-Resident Regalito Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax convention. In addition, in the event of a capital reorganization or share consolidation, if the Regalito Special Shares or fractions of a Regalito Share, as the case may be, are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding requirements provided for in section 116 of the Tax Act may apply to Non-Resident Regalito Shareholders.
     Non-Resident Regalito Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Regalito Shares acquired pursuant to a Subsequent Acquisition Transaction.
17. Financial Advisor and Soliciting Dealer
     The Offeror retained UBS Securities to act as financial advisor in connection with the Offer.
     The Offeror also retained UBS Securities as exclusive soliciting dealer to solicit acceptances of the Offer. UBS Securities will not be paid any fees for services rendered by it as soliciting dealer. However, UBS Securities will be indemnified against certain liabilities in connection with acting as soliciting dealer, and will be entitled to reimbursement for costs and expenses. Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Regalito Shares pursuant to the Offer.
     No fee or commission will be payable by any Regalito Shareholder who transmits such Regalito Shareholder’s Regalito Shares directly to PCTC or who makes use of the services of UBS Securities to accept the Offer.
18. Legal Matters
     Canadian legal matters on behalf of the Offeror and PPC will be passed upon by, and the opinion contained under Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations”, has been provided by, Farris, Vaughan, Wills & Murphy LLP, counsel to the Offeror.
19. Offerees’ Statutory Rights
     Securities legislation in certain of the provinces and territories of Canada provides Regalito Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Regalito Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.
20. Offeror Directors Approval
     The contents of the Offer to Purchase and this Circular have been approved and the sending thereof to the Regalito Shareholders has been authorized by the board of directors of the Offeror and PPC.

CONSENT
TO: The Directors of PPC Canada Enterprises Corp. and Pan Pacific Copper Co., Ltd.
     We hereby consent to the reference to our opinion contained under “Material Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated April 3, 2006, made by the Offeror to the Regalito Shareholders.
(Signed) Farris, Vaughan, Wills & Murphy LLP
Vancouver, British Columbia
April 3, 2006

APPROVAL AND CERTIFICATE OF PPC CANADA ENTERPRISES CORP.
DATED: April 3, 2006
     The contents of the Offer to Purchase and Circular have been approved, and the sending thereof to Regalito Shareholders has been authorized by the board of directors of PPC Canada Enterprises Corp.
     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Regalito Shares which are the subject of the Offer.

(Signed) Eiji Kato	(Signed) Michio Kameno
Chief Executive Officer	Chief Financial Officer
On behalf of the board of directors

(Signed) Keiichi Goto	(Signed) Cameron G. Belsher
Director	Director

APPROVAL AND CERTIFICATE OF PAN PACIFIC COPPER CO., LTD.
DATED: April 3, 2006
     The contents of the Offer to Purchase and Circular have been approved, and the sending thereof to Regalito Shareholders has been authorized by the board of directors of Pan Pacific Copper Co., Ltd.
     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Regalito Shares which are the subject of the Offer.

(Signed) Takeshi Kurushima	(Signed) Michio Kameno
President and Representative Director	Executive Vice President and Representative Director
On behalf of the board of directors

(Signed) Eiji Kato	(Signed) Masahiro Seino
Director	Director

The depositary for the Offer is:
PACIFIC CORPORATE TRUST COMPANY
By Mail, Hand or Courier:
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9
Attention: Manager, Client Services
Fax: (604) 689-8144
Telephone: (604) 689-9853
E-mail: pacific@pctc.com
The soliciting dealer for the Offer is:
UBS SECURITIES CANADA INC.
P.O. Box 617, 161 Bay Street
Suite 4100
Toronto, Canada
Canada, M5J 2S1
Telephone: (416) 350-2207
E-mail: john.trang@ubs.com
Fax: (416) 364-9296
Any questions and requests for assistance may be directed by Regalito Shareholders to the depositary or soliciting dealer at the telephone numbers, e-mail addresses, fax numbers and locations set out above.

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The depositary, soliciting dealer or your broker or other financial advisors can assist you in completing this Letter of Acceptance and Transmittal (see back page for the depositary’s and soliciting dealer’s address and telephone number).
LETTER OF ACCEPTANCE AND TRANSMITTAL
for Common Shares
of
REGALITO COPPER CORP.
Pursuant to the Offer dated April 3, 2006
by
PPC CANADA ENTERPRISES CORP.
a wholly-owned subsidiary of
PAN PACIFIC COPPER CO., LTD.
THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:30 P.M. (VANCOUVER TIME)
ON MAY 9, 2006 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN.
     This Letter of Acceptance and Transmittal, or a manually signed facsimile hereof, properly completed and duly executed in accordance with the instructions set out below, together with all other required documents, must accompany share certificates for common shares (“Regalito Shares”, including Regalito Shares that may be issued upon the exercise of outstanding options) of Regalito Copper Corp. (“Regalito”) deposited pursuant to the offer (the “Offer”) dated April 3, 2006 made by PPC Canada Enterprises Corp. (the “Offeror”), a wholly-owned subsidiary of Pan Pacific Copper Co., Ltd., to holders of Regalito Shares.
     The terms and conditions of the Offer are incorporated by reference into this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal have the meanings ascribed to them in the Offer to Purchase (“Offer to Purchase”) and Circular (together, “Offer to Purchase and Circular”) dated April 3, 2006 relating to the Offer.
     Regalito Shareholders who wish to deposit Regalito Shares pursuant to the Offer but whose certificates representing such Regalito Shares are not immediately available or all other required documents cannot be delivered to Pacific Corporate Trust Company (“PCTC”), as depositary for the Offer, no later than the Expiry Time, may nevertheless validly deposit such Regalito Shares under the Offer according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance—Procedure for Guaranteed Delivery”, and Instruction 2 of this Letter of Acceptance and Transmittal, “Procedure for Guaranteed Delivery”.

TO:	PPC CANADA ENTERPRISES CORP.
AND TO:	PACIFIC CORPORATE TRUST COMPANY, AS DEPOSITARY
     The undersigned delivers to you the enclosed certificate(s) for Regalito Shares noted below. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Regalito Shares upon the terms and conditions contained in the Offer.

Regalito Share	Name(s) in which Regalito	Number of Regalito Shares	Number of Deposited
Certificate Number	Shares Registered	Represented by Certificate	Regalito Shares*

TOTAL:
(If space is insufficient please attach a list to this Letter of Acceptance and Transmittal in the above form.)

*	Unless otherwise indicated, the total number of Regalito Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6.
     The undersigned acknowledges receipt of the Offer to Purchase and Circular and represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Regalito Shares covered by this

Letter of Acceptance and Transmittal (the “Deposited Regalito Shares”) and any Other Regalito Property (as defined below) being deposited; (ii) the undersigned depositing the Deposited Regalito Shares and any Other Regalito Property, or the Person on whose behalf the Deposited Regalito Shares and any Other Regalito Property are being deposited, owns the Deposited Regalito Shares and any Other Regalito Property; (iii) the Deposited Regalito Shares and any Other Regalito Property have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Regalito Shares or any Other Regalito Property, to any other Person; (iv) the deposit of the Deposited Regalito Shares and any Other Regalito Property complies with applicable laws; and (v) when the Deposited Regalito Shares and any Other Regalito Property are taken up and paid for by the Offeror, the Offeror will acquire good title thereof free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others. The acceptance of the Offer pursuant to the procedures set forth herein shall constitute an agreement between the depositing holder of Deposited Regalito Shares and the Offeror in accordance with the terms and conditions of the Offer.
     IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Acceptance and Transmittal, subject only to the provisions of the Offer to Purchase regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Regalito Shares and delivers to you the enclosed Regalito Share certificate(s) representing the Deposited Regalito Shares and, on and subject to the terms and conditions of the Offer to Purchase, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Offeror all of the right, title and interest of the undersigned in and to the Deposited Regalito Shares and together with all rights and benefits arising therefrom, whether or not separated from the Regalito Shares, and the right to any and all dividends, distributions, payments, securities, rights, assets or other interests (collectively, “Other Regalito Property”) which may be declared, paid, issued, accrued, distributed, made or transferred on or after April 3, 2006 on or in respect of the Deposited Regalito Shares or any of them, as well as the right of the undersigned to receive any and all Other Regalito Property. If, on or after April 3, 2006, Regalito should declare or pay any dividend, or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue any securities, rights or other interests with respect to any Regalito Shares that is payable or distributable to the Regalito Shareholders on a record date that precedes the date of transfer of such Regalito Shares into the name of the Offeror or its nominees or transferees on the register maintained by or on behalf of Regalito in respect of Regalito Shares accepted for purchase pursuant to the Offer, then without prejudice to the Offeror’s rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of such dividends, distributions or payments shall be received and held by the depositing Regalito Shareholders for the account of the Offeror until the Offeror pays for such Regalito Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Regalito Share payable by the Offeror pursuant to the Offer, the purchase price per Regalito Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest will be received and held by the depositing Regalito Shareholders for the account of the Offeror and shall be promptly remitted and transferred by the depositing Regalito Shareholders to PCTC for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per Regalito Share payable by the Offeror pursuant to the Offer, the whole of such cash dividend, distribution or payment shall be received and held by the depositing Regalito Shareholders for the account of the Offeror and shall be promptly remitted and transferred by the depositing Regalito Shareholders to PCTC for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value of such dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 16 of the Circular, “Material Canadian Federal Income Tax Considerations”.
     The undersigned irrevocably appoints each officer of PCTC and each officer of the Offeror and any other Person designated by the Offeror in writing as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to Deposited Regalito Shares taken up and paid for under the Offer and any Other Regalito Property. Such power of attorney shall be effective on and after the date that the Offeror takes up and pays for the Deposited Regalito Shares (the “Effective Date”), with full power of substitution and resubstitution in the name of and on behalf of the undersigned (such power of attorney, coupled with an interest, being irrevocable) to: (i) register or record the transfer of the Deposited Regalito Shares and any Other Regalito Property on the registers of Regalito; (ii) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of the Deposited Regalito Shares and any Other Regalito Property, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Deposited Regalito Shares and any Other Regalito

Property for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Regalito; (iii) execute and negotiate any cheques or other instruments representing any Other Regalito Property payable to the holder of the Deposited Regalito Shares and any Other Regalito Property; and (iv) exercise any rights of the undersigned with respect to the Deposited Regalito Shares and any Other Regalito Property.
     The undersigned agrees, effective on and after the Effective Date, not to vote any of the Deposited Regalito Shares or Other Regalito Property at any meeting (whether annual, special or otherwise, or any adjournment thereof) of Regalito Shareholders or holders of Other Regalito Property and not to exercise any or all of the other rights or privileges attached to the Deposited Regalito Shares or Other Regalito Property, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Deposited Regalito Shares or Other Regalito Property, and to designate in such instruments of proxy the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the undersigned in respect of the Deposited Regalito Shares and any Other Regalito Property. Upon such appointment, all prior proxies given by the undersigned with respect to such Deposited Regalito Shares or Other Regalito Property shall be revoked and no subsequent proxies may be given by the undersigned with respect thereto. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Regalito Shares or Other Regalito Property by or on behalf of the undersigned, unless the Deposited Regalito Shares are not taken up and paid for under the Offer.
     The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Regalito Shares or Other Regalito Property effectively to the Offeror.
     The undersigned acknowledges that all authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned, and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.
     The undersigned instructs the Offeror and PCTC, upon the Offeror taking up and paying for the Deposited Regalito Shares, to mail the cheque(s) by lettermail, postage prepaid, or to hold such cheque(s) for pick-up, in accordance with the instructions given below. All amounts payable by the Offeror for Deposited Regalito Shares will be in Canadian dollars. Should any Deposited Regalito Shares not be purchased, deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Regalito Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Regalito Shares.
     The undersigned agrees that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Regalito Shares deposited pursuant to the Offer and of any notice of withdrawal will be determined by the Offeror in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation on the Offeror, PCTC, UBS Securities Canada Inc. (“UBS Securities”) or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice. The Offeror reserves the absolute right to reject any and all deposits or withdrawals that it determines not to be in proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or withdrawal of any Regalito Shares.
     The undersigned hereby declares that the undersigned: (a) is not acting for the account or benefit of a Person in which the acceptance of the Offer would not be in compliance with the laws of that Person’s jurisdiction; and (b) is not in, or delivering this Letter of Acceptance and Transmittal from, such a jurisdiction.
     By reason of the use by the undersigned of an English language form of this Letter of Acceptance and Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents relating thereto, be drawn up exclusively in the English language. En raison de l’usage de la version anglaise de la présente lettre d’acceptation et d’envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par 1’offre telle quelle est acceptée au moyen de cette lettre d’acceptation et d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A

☐	ISSUE CHEQUE(S) IN THE NAME OF
(please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Telephone — Business Hours)

(Social Insurance or Social Security Number)

(U.S. Shareholders — Taxpayer Identification Number)

BLOCK B

☐	SEND CHEQUE(S) (UNLESS BOX C IS CHECKED)
TO (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

BLOCK C

☐	HOLD CHEQUE(S) FOR PICK-UP AT PCTC
(Check Box)

SIGN HERE
If you are a U.S. Shareholder you must also complete the accompanying Substitute Form W-9

Signature guaranteed by
(if required under Instruction 4)	Dated: , 2006

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative
(see Instruction 5)

Name of Guarantor	Name of Shareholder
(please print or type)	(please print or type)

Address of Guarantor	Name of Authorized Representative, if applicable
(please print or type)	(please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder or Authorized Representative

BLOCK D
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER

☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
A U.S. Shareholder is any Shareholder that is either: (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof; or (B) a United States person for United States federal income tax purposes.
IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BLOCK E
☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITORY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

INSTRUCTIONS
1. USE OF LETTER OF ACCEPTANCE AND TRANSMITTAL
(a)	This Letter of Acceptance and Transmittal, or a manually signed facsimile hereof, properly completed and duly executed as required by the instructions set out in this Letter of Acceptance and Transmittal, together with the certificate or certificates representing the Deposited Regalito Shares and any other documents required by the instructions set out in this Letter of Acceptance and Transmittal must be received by PCTC at their office shown on the last page of this Letter of Acceptance and Transmittal no later than 4:30 p.m., Vancouver time, on May 9, 2006, being the Expiry Time, unless the Offer is extended or withdrawn.

(b)	Under certain circumstances, it may be necessary for a Regalito Shareholder to deliver certificate(s) representing Regalito Shares at different times. In those circumstances, Regalito Shareholders should deliver this Letter of Acceptance and Transmittal, or a manually signed facsimile hereof, with each delivery of certificates.

(c)	The method of delivery of certificates representing Regalito Shares, this Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing same, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that all such documents be delivered by hand to PCTC at its office specified below and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Regalito Shareholders whose Regalito Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Regalito Shares under the Offer.
2. PROCEDURE FOR GUARANTEED DELIVERY
     If a Regalito Shareholder wishes to deposit Regalito Shares pursuant to the Offer and certificates representing such Regalito Shares are not immediately available or all other required documents cannot be delivered to PCTC no later than the Expiry Time, those Regalito Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:
     (a) the deposit is made by or through an Eligible Institution (as defined below);

(b)	a Notice of Guaranteed Delivery (printed on BLUE PAPER) in the form accompanying the Offer to Purchase and Circular, or a manually signed facsimile copy thereof, properly completed and duly executed, is received by PCTC at their office shown on the last page of the Notice of Guaranteed Delivery no later than the Expiry Time; and

(c)	the certificate(s) representing Deposited Regalito Shares in proper form for transfer together with this Letter of Acceptance and Transmittal, or a manually signed facsimile hereof, properly completed and duly executed and all other documents required by this Letter of Acceptance and Transmittal, are received by PCTC at their office shown on the last page of the Notice of Guarantee Delivery no later than 4:30 p.m., Vancouver time, on the third trading day on the TSX after the Expiry Time.
     The Notice of Guaranteed Delivery may be delivered by hand or mailed to PCTC at their office shown in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
     An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the National Association of Securities Dealers or banks and trust companies in the United States).
3.	Signatures
     This Letter of Acceptance and Transmittal must be completed and executed by the holder of Regalito Shares accepting the Offer or by such holder’s duly authorized representative (in accordance with Instruction 5).
(a)	If this Letter of Acceptance and Transmittal is executed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) is/are without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) is/are held of record by two or more joint holders, all such holders must sign this Letter of Acceptance and Transmittal.

(b)	If this Letter of Acceptance and Transmittal is executed by a Person other than the registered holder(s) of the accompanying certificate(s) or if cheque(s) are to be sent to an address other than the address of the registered holder(s) as shown on the register of holders maintained by Regalito, or if Regalito Shares not purchased are to be returned to a Person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of holders maintained by Regalito:
(i)	such deposited certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.
4.	Guarantee of Signatures
     If this Letter of Acceptance and Transmittal is executed by a Person other than the registered holder(s) of the Regalito Shares, if cheque(s) are to be sent to an address other than the address of the registered holder(s) as shown on the register of holders maintained by Regalito, or if Regalito Shares not purchased are to be returned to a Person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of holders maintained by Regalito, such signature must be guaranteed by an Eligible Institution.
5.	Fiduciaries, Representatives and Authorizations
     Where this Letter of Acceptance and Transmittal or any certificate or share transfer power of attorney is executed by a Person acting as an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association, or is executed by any other Person acting in a representative or fiduciary capacity, such Person should so indicate when signing, and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of such Person’s authority to act. Any of the Offeror or PCTC, at its discretion, may require additional evidence of such authority or additional documentation.
6.	Partial Tenders
     If less than the total number of Regalito Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Regalito Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, PCTC will use commercially reasonable efforts to cause new certificate(s) for the number of Regalito Shares not deposited to be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Acceptance and Transmittal as soon as practicable after the Expiry Time. The total number of Regalito Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.
7.	Commissions and Stock Transfer Taxes
     No brokerage fees or commissions will be payable if the Offer is accepted by depositing Regalito Shares directly with PCTC to accept the Offer or if you utilize the services of UBS Securities, the exclusive soliciting dealer engaged by the Offeror to solicit acceptances of the Offer. If the certificates for Deposited Regalito Shares not deposited or purchased under the Offer are to be registered in the name of any Person other than the registered holder, or if certificates for Deposited Regalito Shares are registered in the name of any Person other than the Person signing this Letter of Acceptance and Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other Person) payable on account of the transfer to such Person will be payable by the seller which may result in a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.
8.	U.S. Shareholders and Substitute Form W-9
     Under United States federal income tax law, a Regalito Shareholder that is a United States person for United States federal income tax purposes (for the purposes of this Instruction 8, “Shareholder” means a Regalito Shareholder that is a United States person for United States federal income tax purposes) whose Deposited Regalito Shares are accepted for payment pursuant to the Offer may be subject to backup withholding on the value of the Regalito Shares received by that Regalito Shareholder at a rate of 28%. A United States person is: (i) an individual who is a citizen or resident of the United States; (ii) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust: (a) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or (b) if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     To prevent backup withholding, a Regalito Shareholder is required to notify PCTC of the Regalito Shareholder’s current taxpayer identification number (“TIN”) by completing the enclosed Substitute Form W-9, certifying that the TIN provided on that form is correct (or that such Regalito Shareholder is awaiting receipt of a TIN), and that: (i) the Regalito Shareholder has not been notified by the Internal Revenue Service (“IRS”) that the Regalito Shareholder is subject to backup withholding as a result of failure to report all interest or dividends; or (ii) after being so notified, the IRS has notified the Regalito Shareholder that the Regalito Shareholder is no longer subject to backup withholding. If PCTC is not provided with the correct TIN, such Regalito Shareholder may be subject to a $50 penalty imposed by the IRS and payments that are made to such Regalito Shareholder pursuant to the Offer may be subject to backup withholding (see below).
     Each Regalito Shareholder is required to give PCTC the TIN (e.g., Social Security number or Employer Identification number) of the record holder of the Regalito Shares. If the Regalito Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report. A Regalito Shareholder who does not have a TIN may check the box in Part 3 of the Substitute Form W-9 if such Regalito Shareholder has applied for a number or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the Regalito Shareholder must also complete the “Certificate of Awaiting Taxpayer Identification Number” below in order to avoid backup withholding. If the box is checked, payments made will be subject to backup withholding unless the Regalito Shareholder has furnished PCTC with his or her TIN by the time payment is made. A Regalito Shareholder who checks the box in Part 3 in lieu of furnishing a TIN should furnish PCTC with the shareholder’s TIN as soon as it is received.
     Certain Regalito Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a Regalito Shareholder who is exempt from backup withholding should complete the Substitute Form W-9 by providing his or her correct TIN, signing and dating the form, and writing “exempt” on the face of the form.

     All Regalito Shareholders are encouraged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.
     If backup withholding applies, PCTC is required to withhold 28% of any payments to be made to the Regalito Shareholder. Backup withholding is not an additional tax. Rather, the United States tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the IRS. PCTC cannot refund amounts withheld by reason of backup withholding.
     Note: failure to complete and return the Substitute Form W-9 may result in backup withholding of 28% of any payments made to you pursuant to the Offer. Please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional details.
9.	Lost Certificates
     If a Regalito Share certificate has been lost or destroyed, the Regalito Shareholder should complete as fully as possible this Letter of Acceptance and Transmittal and forward the same, together with a letter describing the loss, to PCTC. PCTC will respond with the requirements in order to replace such Regalito Share certificate. In such an event, please provide your telephone number and e-mail address so that PCTC may contact you. Any such replacement Regalito Share certificate must be received by PCTC prior to the Expiry Time.
10.	Miscellaneous
(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Regalito Shares, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If Regalito Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted and no fractional Regalito Shares will be purchased. All depositing Regalito Shareholders by execution of this Letter of Acceptance and Transmittal, or a manually signed facsimile hereof, waive any right to receive any notice of the acceptance of Deposited Regalito Shares for payment.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

(e)	Questions and requests for assistance may be directed to PCTC or UBS Securities. Additional copies of the Offer to Purchase and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from PCTC or UBS Securities or from the SEDAR website at www.sedar.com.

(f)	Deposits of Regalito Shares will not be accepted from or on behalf of Regalito Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Regalito Shareholders in any such jurisdiction.

SUBSTITUTE	Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security Number OR Employer Identification Number
Form W-9

	Part 2 —	Part 3 —

Department of the Treasury, Internal Revenue Service (“IRS”) Request for Taxpayer Identification Number (“TIN”) and Certification	Certification-Under penalties of perjury, I certify that: (1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) after being so notified, the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a United States person (including a United States resident alien).	Awaiting TIN ☐
Signature:

Name:

Date:

Address:
(Please Print)

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld.

Signature:	Date:

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help you determine the number to give the payer.

	For this type of account:	Give the SOCIAL SECURITY number of —

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account

3.	Custodian account of a minor
	(Uniform Gift to Minors Act)	The minor(2)

4.	(a) The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

	(a) So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or single-owner LLC	The owner(3)

	For this type of account:	Give the EMPLOYER IDENTIFICATION number of-

6.	Sole proprietorship or single-owner LLC	The owner(3)

7.	A valid trust, estate, or pension trust	The legal entity(4)

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s Social Security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your Social Security number or Employer Identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.
Obtaining a Number
     If you do not have a Taxpayer Identification Number (“TIN”), you should apply for one immediately. To apply for a Social Security number, obtain Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also obtain this form by calling 1-800-772-1213. Use Form W-7, Application for an IRS Individual Taxpayer Identification Number, to apply for an individual taxpayer identification number, or Form SS-4, Application for Employer Identification Number, to apply for an Employer Identification number. You can obtain Forms W-7 and SS-4 by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.
Payees Exempt from Backup Withholding
     Payees specifically exempted from backup withholding on ALL payments include the following:
•	An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

•	The United States or any of its agencies or instrumentalities.

•	A state, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.

•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•	An international organization or any agency, or instrumentality thereof.
     Other payees that may be exempt from backup withholding include:
•	A corporation.

•	A financial institution.

•	A trust exempt from tax under Section 664 of the Code or described in Section 4947 of the Code.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A middleman known in the investment community as a nominee or custodian.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

•	A real estate investment trust.

•	A common trust fund operated by a bank under Section 584(a) of the Code.

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A foreign central bank of issue.
     Payments of dividends not generally subject to backup withholding include the following:
•	Payments to non-resident aliens subject to withholding under Section 1441 of the Code.

•	Payments to partnerships not engaged in a trade or business in the United States and which have at least one non-resident partner.

•	Payments made by certain foreign organizations.
     Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TIN, WRITE “EXEMPT” ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.
     Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041A, 6044, 6045, 6049, 6050A and 6050N of the Code and the regulations promulgated thereunder.
     Privacy Act Notice. Section 6109 requires most recipients of dividends, interest, or other payments to give TINs to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends and certain other payments to a payee who does not furnish a TIN to a payer. Certain penalties may also apply.

Penalties
(1)	Penalty for Failure to Furnish TIN. If you fail to furnish your TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.
(2)	Civil Penalty for False Information with Respect to Withholding. If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.
(3)	Criminal Penalty for Falsifying Information. Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
FOR ADDITIONAL INFORMATION CONTACT YOUR
TAX CONSULTANT OR THE IRS

The depositary for the Offer is:
PACIFIC CORPORATE TRUST COMPANY
By Mail, Hand or Courier:
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9
Attention: Manager, Client Services
Telephone: (604) 689-9853
E-mail: pacific@pctc.com
Fax: (604) 689-8144
The soliciting dealer for the Offer is:
UBS SECURITIES CANADA INC.
P.O. Box 617, 161 Bay Street
Suite 4100
Toronto, Canada
Canada, M5J 2S1
Telephone: (416) 350-2207
E-mail: john.trang@ubs.com
Fax: (416) 364-9296
Any questions and requests for assistance may be directed by Regalito Shareholders to the depositary or the soliciting dealer at the telephone numbers, e-mail addresses, fax numbers and locations set out above.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL
The depositary or your broker or other financial advisors can assist you in completing this Notice of Guarantee Delivery (see back page for the depositary’s and the soliciting dealer’s address and telephone number).
NOTICE OF GUARANTEED DELIVERY
for Common Shares
of
REGALITO COPPER CORP.
Pursuant to the Offer dated April 3, 2006
of
PPC CANADA ENTERPRISES CORP.
a wholly-owned subsidiary of
PAN PACIFIC COPPER CO., LTD.
THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:30 P.M. (VANCOUVER TIME)
ON MAY 9, 2006 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN.
     This Notice of Guaranteed Delivery must be used to accept the offer dated April 3, 2006 (the “Offer”) made by PPC Canada Enterprises Corp. (the “Offeror”), a wholly-owned subsidiary of Pan Pacific Copper Co., Ltd., for all of the issued and outstanding common shares (“Regalito Shares”, including Regalito Shares that may be issued upon exercise of outstanding options) of Regalito Copper Corp. (“Regalito”), if certificates representing such Regalito Shares are not immediately available or all other required documents cannot be delivered to Pacific Corporate Trust Company (“PCTC”), as depositary for the Offer, no later than the Expiry Time. In such an instance, those Regalito Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:
(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, properly completed and duly executed, is received by PCTC at their office shown on the last page of this Notice of Guaranteed Delivery no later than the Expiry Time; and

(c)	the certificate(s) representing deposited Regalito Shares in proper form for transfer together with the Letter of Acceptance and Transmittal (the “Letter of Acceptance and Transmittal”) in the form accompanying the Offer to Purchase and Circular (as defined below), or a manually signed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Acceptance and Transmittal, are received by PCTC at their office shown on the last page of this Notice of Guaranteed Delivery no later than 4:30 p.m., Vancouver time, on the third trading day on the Toronto Stock Exchange after the Expiry Time.
     An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the National Association of Securities Dealers or banks and trust companies in the United States).
     The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer to Purchase (“Offer to Purchase”) and Circular (together, “Offer to Purchase and Circular”) dated April 3, 2006, relating to the Offer.
     This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be delivered by hand or mail to PCTC at their office shown on the last page of this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.
     This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

TO: PPC CANADA ENTERPRISES CORP.
AND TO: PACIFIC CORPORATE TRUST COMPANY, AS DEPOSITARY
     The undersigned hereby deposits to PCTC, on behalf of the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Regalito Shares described below pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, and Instruction 2 of the related Letter of Acceptance and Transmittal, “Procedure for Guaranteed Delivery”.

Regalito Share	Name(s) in which	Number of Regalito Shares	Number of Deposited
Certificate Number	Regalito Shares Registered	Represented by Certificate	Regalito Shares*

TOTAL:
(If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the above form.)

*	Unless otherwise indicated, the total number of Regalito Shares evidenced by all certificates delivered will be deemed to have been deposited.

Signature(s) of Holder(s) of Shares

Name(s) of Holders of Shares (please print)

Address(es) of Holder(s) of Shares

Zip Code(s)/Postal Code(s)

Area Code and Telephone Number (business hours)

Date
Do not send certificates for Regalito Shares with this Notice of Guaranteed Delivery. Certificates for Regalito Shares should be sent with your Letter of Acceptance and Transmittal.

GUARANTEE
(not to be used for signature guarantee)
     The undersigned, an Eligible Institution, guarantees delivery to PCTC, at its address set forth on the last page of this Notice of Guaranteed Delivery, of the certificates representing the Regalito Shares deposited hereby, in proper form for transfer, together with the Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, properly completed and duly executed with any required signature guarantees, covering the deposited Regalito Shares and all other documents required by the Letter of Acceptance and Transmittal, at or prior to 4:30 p.m. (Vancouver time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.
     Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm

Authorized Signature

Name (please print)

Title

Address of Firm

Zip Code/Postal Code

Area Code and Telephone Number

Date

The depositary for the Offer is:
PACIFIC CORPORATE TRUST COMPANY
By Mail, Hand or Courier:
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9
Attention: Manager, Client Services
Telephone: (604) 689-9853
E-mail: pacific@pctc.com
Fax: (604) 689-8144
The soliciting dealer for the Offer is:
UBS SECURITIES CANADA INC.
P.O. Box 617, 161 Bay Street
Suite 4100
Toronto, Canada
Canada, M5J 2S1
Telephone: (416) 350-2207
E-mail: john.trang@ubs.com
Fax: (416) 364-9296
Any questions and requests for assistance may be directed by Regalito Shareholders to the depositary or the soliciting dealer at the telephone numbers, e-mail addresses, fax numbers and locations set out above.

7

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
(1)	Not Applicable

(2)	Not Applicable

(3)	Not Applicable
PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)	The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a)	At the time of filing this Schedule, the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the bidder’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the bidder.

PART IV
SIGNATURES
     By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the bidder’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPC CANADA ENTEPRISES CORP.

/s/ Eiji Kato

Name: Eiji Kato
Title: Chief Executive Officer and Director

Date: April 3, 2006